COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP.
Preliminary Schedule 14A
Filed September 8, 2005
Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/William Murphy
Name: William Murphy

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Earl L. Mason
Name: Earl L. Mason

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/William M. Duncan
Name: William M. Duncan

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Eric P. Edelstein
Name: Eric P. Edelstein

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/William M. Marino
Name: William M. Marino

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Edward Obuchowski
Name: Edward Obuchowski

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Michael Shea
Name: Michael Shea

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/David Reingold
Name: David Reingold

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Michael Caulfield
Name: Michael Caulfield

COMPUTER HORIZONS CORP.

49 Old Bloomfield Road

Mountain Lakes, New Jersey  07046

September 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:              Barbara C. Jacobs

Assistant Director

Re:	COMPUTER HORIZONS CORP. Preliminary Schedule 14A Filed September 8, 2005 Commission File No. 0-07282

Dear Ms. Jacobs:

Reference is made to the Preliminary Schedule 14A initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2005 by Computer Horizons Corp. (the “Proxy Statement”).  The undersigned acknowledges the following:

(1)           the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3)           the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Lauren Felice
Name: Lauren Felice

MORROW & CO., INC. SOLICITATIONS: PROXIES & CONSENTS TENDERS & EXCHANGE OFFERS PROXY CONTESTS STRATEGIC STOCK SURVEILLANCE PRO FORMA VOTING ANALYSES CORPORATE GOVERNANCE CONSULTING

EXECUTIVE OFFICE:

445 PARK AVENUE

NEW YORK, NY 10022

(212) 754-8000

MIDWESTERN REGION:

39 SOUTH LASALLE STREET

CHICAGO, IL 60603

SOUTHERN REGION:

14755 PRESTON ROAD

DALLAS, TX 75254

WESTERN REGION:

44 MONTGOMERY STREET

SAN FRANSCISO, CA  94104

EUROPE:

1 QUEEN ANNE’S GATE

LONDON, U.K SW1H 9BT

August 22, 2005

Computer Horizons Corp.

49 Old Bloomfield Avenue

Mountain Lakes, NJ  07046-1495

This letter will serve as the agreement under which you will retain us to solicit proxies from shareholders of Computer Horizons Corp. for the Special Meeting of Shareholders called to be held on September 22, 2005.

The services we will perform on your behalf will include the preparation in connection with your solicitation, as well as the actual solicitation of proxies from brokers, banks, nominees, non-objecting beneficial owners (NOBOs) and individual holders of record.

Our fee for the solicitation will be $150,000.00 and will be earned and due as follows: $75,000.00 upon the signing of our letter of agreement, and $75,000.00 upon the conclusion of the solicitation.

In addition, an advance against expenses in the amount of $25,000.00 is due with the signing of this agreement.  Additional disbursements, if any, incurred by us on your behalf will be billed on a periodic basis.  Included in disbursements will be charges for the telephone solicitation of holders of record and non-objecting beneficial owners (NOBOs).  The charge is $8.50 per holder and includes labor, directory assistance and all related telephone expenses (covers up to three rounds of calls).

You shall retain Morrow & Co. for the production and placement of all advertising copy approved by you or your legal counsel for use relating to this engagement.  The rates charged by Morrow & Co. to you will be the regular open-line rates charged by the selected newspaper for the section the advertisement runs in.  You recognize that the material to be published is your sole property and is not the opinion of Morrow & Co.  All advertising shall be at your sole authorization and instruction.

You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to or arising out of our performance of this agreement except where we, or our employees fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim, which results from gross negligence, bad faith or willful misconduct on our part or of any of our employees.  At your election you may assume the defense of any such action.  We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

This agreement shall be construed and enforced in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

This agreement does not include time or services required to comply with litigation related to this assignment.  In the event that we are called upon to act as expert or fact witnesses, or to respond to depositions or subpoenas, our charges would be billed at our standard hourly rates.

Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.

Accepted by:	Very truly yours,

Computer Horizons Corp.	MORROW & CO., INC.

By	By:

Title:	Title:

Date:

2

July 28, 2005

Via Facsimile and Federal Express

Eric Rosenfeld, Managing Member

Crescendo Investments, II, LLC

Crescendo Partners II, L.P. Series R

10 East 53rd Street, 35th Floor

New York, New York 10022

Re:	Demand for Shareholder Lists and Inspection of Books and Records

Dear Mr. Rosenfeld:

This letter is in response to your letter to Computer Horizons Corp. (“CHC” or the “Company”) dated July 22, 2005, demanding certain records and documents of the Company pursuant to Section 624 of the New York Business Corporation Law (the “B.C.L.”).

Your letter states that you are purporting to request such information not only on behalf of Crescendo Partners II, L.P. Series R (“Crescendo”), of which you are the general partner, but on behalf of “certain other persons who are beneficial holders of Common Stock and named as Reporting Persons in that certain schedule 13D (the “Schedule 13D”) filed by Crescendo, among others on July 22, 2005.…”  However, your accompanying affidavit, as required by B.C.L. § 624, extends only to Crescendo and its affiliates.  No supporting affidavit is provided as to the other Reporting Persons for whom your demand is made attesting to the fact that they are shareholders, that the inspection is not desired for a purpose which is in the interest of a business or object other than the business of CHC, or that they have not sold or offered for sale (or aided and abetted the sale) of any list of shareholders of any corporation within the past five years.

In the absence of these supporting affidavits, as required by B.C.L. § 624, or a written demand which is made solely on behalf of Crescendo, we cannot comply with your demand.  We trust you understand the Company’s need to comply with the statute and maintain the integrity of the process relating to the distribution of shareholder records.

Further, please be advised that we object to the information requested in item (g) of your letter.  We see no basis in B.C.L. § 624 for this request.  Moreover, to the extent the items sought by you are in any way relevant, that same information can be discerned through materials produced in response to other requests.

We have gathered the other information you have requested for the new record date of July 15, 2005.  Upon receipt of the additional affidavits of the other Reporting Persons, or an amended demand letter that makes such requests on behalf of Crescendo only, we will contact you to make the necessary arrangements for its production.  Obviously, to the extent Crescendo chooses to submit an amended demand letter on its own behalf, it cannot distribute any shareholder lists or other materials it obtains from the Company to other parties, including other Reporting Persons.

In addition, in light of the newly established record date, we would request that you recertify as to the nature of your record and beneficial ownership of CHC shares.  Among other things, we will need assurances that those shares have not been transferred or sold since the date of your letter.

If you have any questions, please contact me.  Thank you.

Very truly yours,

Michael Caulfield
General Counsel,
Chief Compliance Officer and
Corporate Secretary

SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

A. Ross Pearlson	30 Rockefeller Plaza
Member of the Firm	New York, NY 101122
Direct Dial: (973) 643-5495	Tel: 212-643-7000
E-mail: rpearlson@sillscummis.com	Fax: 212-643-6550

August 1, 2005

Via Facsimile and Regular Mail

Eric Rosenfeld, Managing Member

Crescendo Investments, II, LLC

Crescendo Partners II, L.P. Series R

10 East 53rd Street, 35th Floor

New York, New York 10022

Re:	Demand Letter dated July 22, 2005 to Computer Horizons Corp. for Shareholder Lists and Other Information

Dear Mr. Rosenfeld:

This firm is outside counsel to Computer Horizons Corp. (the “Company”).  Your letter of July 29, 2005 and the accompanying amended demand letter (requesting the Company’s shareholder records and certain other documents of the Company, pursuant to B.C.L. § 624) have been referred to us.  The Company has reviewed your amended demand letter and the attached certification and has determined that they now comply with the requirements of the statute.

Please contact me to arrange a mutually convenient date and time for your representatives to come to our offices to review the requested information.  The costs incurred by the Company and its agents in connection with the production of the information requested in your letter is approximately $5,500.  When your designated representatives appear for an inspection of the requested documents, please arrange for them to bring a certified check in the foregoing amount made payable to “Computer Horizons-Shareholder Document Production.”

Thank you for your cooperation.  If you have any questions, please call me.

Very truly yours,

A. Ross Pearlson

cc:	Steven Wolosky, Esq. (via Facsimile and Regular Mail)

SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

A. Ross Pearlson	30 Rockefeller Plaza
Member of the Firm	New York, NY 101122
Direct Dial: (973) 643-5495	Tel: 212-643-7000
E-mail: rpearlson@sillscummis.com	Fax: 212-643-6550

August 4, 2005

Via Hand Delivery

Thomas J. Fleming, Esq.

Olshan Grundman Frome Rosenzweig

  & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, NY   10022

Re:	Demand Letter to Computer Horizons Corp. for Shareholder Lists and Other Information

Dear Mr. Fleming:

In response to your amended letter demand of August 1, 2005 enclosed please find the following materials:

1.             Shareholder list (hard copy);

2.             Magnetic tape of Shareholder list;

3.             NOBO list (hard copy);

4.             Magnetic tape of NOBO list;

5.             DTC Breakdown;

6.             Respondent Bank breakdown; and

7.             Bylaws.

Please contact me if you have any questions about the enclosed materials.

Very truly yours,

A. Ross Pearlson

cc:	Mr. Eric Rosenfeld (via Facsimile and Regular Mail)

bcc:	Michael Caulfield, Esq.

August 12, 2005

Via Federal Express

Crescendo Partners II, L.P., Series R

F. Annette Scott Florida Trust

Richard L. Scott Florida Trust

Scott Family Florida Partnership Trust

10 East 53rd Street, 35th Floor

New York, New York  10022

Re:	Computer Horizons Corp. (the “Company”)/ Request for Special Meeting of Shareholders

Ladies and Gentlemen:

Reference is made to your letter to the Company’s Corporate Secretary, dated August 2, 2005, requesting that he call a special meeting of shareholders for the stated purposes of (i) removing all of the existing directors serving on the Company’s Board of Directors (the “Board”) without cause; (ii) fixing the number of members of the Board at five (5); and (iii) electing five (5) director nominees to be selected by your group (the “Special Meeting”).  Your letter was delivered to the Company by Federal Express on August 3, 2005.

Assuming the accuracy of the information set forth in your request, effective as of August 3, 2005, a Special Meeting of shareholders has been requested by your group in accordance with the Company’s by-laws.

In order to avoid a waste of corporate assets and to maintain the integrity of the process relating to your request, the Company requests that you do the following not later than Monday, August 15, 2005:

(a)           Deliver to the Company’s Corporate Secretary a copy of this letter countersigned by each of you, acknowledging and agreeing to your indemnity obligations as set forth below.

(b)           In relation to your stated purposes of removing all existing directors without cause and replacing them with your nominees, deliver to the Company’s Corporate Secretary a statement addressed to Computer Horizons Corp. and signed by each of such director nominees that identifies the name, address and principal occupation of such director nominee and includes his or her certification that he or she has agreed to serve as a member of the board of directors of Computer Horizons Corp. if elected to do so at the Special Meeting.

Each of you shall be jointly and severally liable to the Company, and obligated to reimburse the Company on demand, for all costs and expenses, including but not limited to attorneys’ and proxy solicitors’ fees and expenses, incurred by the Company on account of your request (including but not limited to all costs and expenses incurred by the Company in connection with any proxy contests), in the event:  (i) any of you takes any action that renders your request for the Special Meeting ineffective in accordance with the by-laws;  or (ii) any of the director nominee certifications referred to above is false or misleading, or any of your director nominees at any time withdraws his or her commitment to serve as a director if elected to do so at the Special Meeting.

If you have any questions or comments regarding the above, please feel free to have your counsel contact our counsel, Sills Cummis Epstein & Gross P.C., One Riverfront Plaza, Newark, New Jersey  07102, Attention:  Brian S. Coven, Esq., telephone (973) 643-5058, facsimile (973) 643-4077.  Thank you for your cooperation in this matter.

Very truly yours,

Michael C. Caulfield
General Counsel,
Chief Compliance Officer and
Corporate Secretary

cc:	William J. Murphy
Brian S. Coven, Esq.
Robert Crane, Esq.
Steven Wolosky, Esq.

Acknowledged and Agreed pursuant to letter dated August       , 2005 from the Corporate Secretary of Computer Horizons Corp.

CRESCENDO PARTNERS, II, L.P., SERIES R

By: Crescendo Investments II, LLC

By:
Name: Eric Rosenfeld
Managing Member

F. ANNETTE SCOTT FLORIDA TRUST

By:
Name: Richard L. Scott
Title: Trustee

2

RICHARD L. SCOTT FLORIDA TRUST

By:
Name: Stephen T. Braun
Title: Trustee

SCOTT FAMILY FLORIDA PARTNERSHIP TRUST

By:
Name: Stephen T. Braun
Title: Trustee

3

Brian S. Coven

Member of the Firm

Direct Dial:  (973) 643-5058

E-mail: bcoven@sillscummis.com

August 19, 2005

Via Federal Express

Adam W. Finerman

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York  10022

Re:	Computer Horizons Corp. (the “Company”) Request for Special Meeting of Shareholders

Dear Mr. Finerman:

As you requested in your letter to me dated August 16, 2005, I confirm that the Company’s Board of Directors complied with the Company’s by-laws upon its receipt of the Crescendo Group’s request for a special meeting of shareholders.

As provided in the by-laws, the date of a special meeting of shareholders that is requested by a shareholder or shareholders shall not be fewer than fifty (50) days after the date on which such request is actually received by overnight courier or registered mail.  Since the Crescendo Group’s request was delivered to the Company by Federal Express on August 3, 2005, the special meeting requested by the Crescendo Group is scheduled to be held on September 22, 2005.

In response to the Crescendo Group’s request for a special meeting, the Company made several requests pursuant to Michael Caulfield’s letter to the members of the Crescendo Group dated August 12, 2005.  When we spoke on Monday about the Company’s requests, you did not mention that Mr. Caulfield inadvertently referred to Monday, August 18, 2005 as the date by which the Company asked for its requests to be met.  Although Mr. Caulfield intended to refer to Thursday, August 18, 2005 rather than Monday, August 22, 2005, your response to the Company’s requests makes the difference between those dates irrelevant.

As indicated in your letter, the Crescendo Group has rejected the Company’s request for an acknowledgment of the group’s indemnity obligations in the event any member of the group elects to take certain actions that would result in a cancellation of the meeting in accordance with the by-laws. Any such discretionary action by Crescendo Group would cause a waste of corporate assets, and it would be fundamentally unfair to the Company’s other shareholders if the Crescendo Group attempts to avoid indemnifying the Company if that does occur.

The Company’s requests were intended to serve the legitimate interests of all shareholders, and do not preclude any shareholders’ from exercising their rights.  The Crescendo Group’s response to the Company’s requests was just self-serving.

Very truly yours,

Brian S. Coven

BC:mjd

cc:	Michael C. Caulfield, Esq.

August 23, 2005

Via Facsimile (212) 929-0308 and Federal Express

MacKenzie Partners

105 Madison Avenue

New York, New York  10016

Attention: Robert Sandhu

Re:          Request for List of Non-Objecting Beneficial Owners (“NOBO”) of Computer Horizons Corp. as of August 12, 2005

Gentlemen:

This letter is in response to yesterday’s oral request of Mr. Sandhu of your firm to Morrow and Co., proxy solicitors of Computer Horizons Corp. (“CHC” or the “Company”) seeking the subject information.  As you know the Company earlier caused this information to be provided as of July 15, 2005, the record date of the Company’s Special Meeting of Shareholders to be held September 2, 2005, upon the written request of Crescendo Partners II L.P., Series R, a shareholder of record, including an appropriate affidavit.  That request appeared to comply with the requirements of Section 624 of the New York Business Corporation Law (the “BCL”).

Upon receipt of the proper written request and undertakings in accordance with the BCL, including the affidavit required by BCL Section 624(c), the Company would be pleased furnish the requested material.  The total charge will be the same as for the previous request, namely $1,500 for the hard copy NOBO list and $1,000 for the magnetic tape NOBO list for a total of $2,500.

We trust you understand the Company’s need to comply with the statute and maintain the integrity of the process relating to the distribution of shareholder records.

If you have any questions, please contact me.  Thank you.

Very truly yours,

Michael Caulfield
General Counsel,
Chief Compliance Officer and
Corporate Secretary

Eric Rosenfeld, Managing Member

Crescendo Investments, II, LLC

Crescendo Partners II, L.P. Series R

10 East 53rd Street, 35th Floor

New York, New York 10022

Brian S. Coven

Member of the Firm

Direct Dial:  (973) 643-5058

E-mail: bcoven@sillscummis.com

August 27, 2005

Via Federal Express and Facsimile

Ron S. Berenblat

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York  10022

Re:          Computer Horizons Corp. (the “Company”) Request for Special Meeting of Shareholders

Dear Mr. Berenblat:

I am replying to your letter to me dated August 25, 2005 regarding a request for certain shareholder information made by Mark Harnett of MacKenzie Partners (proxy solicitor for the Crescendo Group) to Tom Ball of Morrow & Co. (proxy solicitor for the Company).  I understand that the information requested relates to beneficial owners of shares issued under the Company’s employee benefit plans, including the Company’s employee stock purchase plan and 401k plan (collectively, the “Plans”).

Your letter refers to certain written advice from a Sills Cummis attorney relating to the existence of a plan and the method by which MacKenzie Partners may communicate with such participants.  I am unaware of any such written advice from Sills Cummis, but am aware of certain relevant correspondence relating to the Crescendo Group’s requests for shareholder records.

By letter dated July 29, 2005, Crescendo stated that it would review the shareholder record materials that the Company agreed to produce to determine whether the Plan-related information was discernable from those materials.  The shareholder record materials were provided by the Company, via hand delivery to your offices, on August 4, 2005.

After these materials were delivered on August 4, 2005, the Company did not receive from Crescendo any further request for Plan-related shareholder information until yesterday, August 25, 2005, when Mr. Harnett called Mr. Ball.  The delay in making this further request -- and the fact that it was made just eight days before the special meeting relating to the proposed merger with Analysts -- raises several obvious questions:  first, whether the further request for information was a tactical maneuver by Crescendo; and/or second, whether the delay in making the request implicates negligence.  Other facts raise the same questions.

According to Mr. Ball, your letter does not accurately and fully describe the essence of his conversation with Mr. Harnett.  My understanding is that Mr. Harnett did not ask Mr. Ball to produce the detailed information referred to in your letter.  Instead, Mr. Harnett asked whether the Company has outstanding shares issued pursuant to employee benefit plans; Mr. Ball told Mr. Harnett that the Company does; Mr. Ball also told Mr. Harnett that Ellen Philip Associates is the service that does the mailing to Plan-employees in connection with Company-related proxy solicitations; and Mr. Ball reminded Mr. Harnett that MacKenzie Partners had previously delivered proxy materials to Ellen Philip Associates for mailing to the Company’s Plan participants in connection with the Company’s proxy contest in 2003 in which MacKenzie represented another dissident shareholder.

In addition, I understand that, on August 24, 2005, a MacKenzie representative called and spoke to Brian Burns of Merrill Lynch - the custodian of all shares issued pursuant to the Plans - to inquire about the same kind of information that Mr. Harnett purportedly needed from Mr. Ball a day later.

Therefore, it appears that Crescendo’s proxy solicitor had long-standing knowledge of the identity of the relevant contact people and of the method by which MacKenzie Partners may communicate with Plan participants.

If you or Crescendo’s proxy solicitor needs further information, please contact me as soon as possible.

Very truly yours,

Brian S. Coven

BC:mjd

cc:	Michael C. Caulfield, Esq.

2

MICHELE F. VAILLANT

Of Counsel

Direct Dial:  973-643-5093

E-mail: mvaillant@sillscummis.com

August 31, 2005

VIA EMAIL AND

FACSIMILE TRANSMISSION

Steven Wolosky, Esq.

Olshan Grundman Frome

   Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 35th Street

New York, New York 10022

Re:  Computer Horizons Corp.
Special Meeting of Shareholders to be held on September 2, 2005

Dear Mr. Wolosky:

I am in receipt of your letter, dated August 30, 2005, relating to the conduct of the Computer Horizons Special Meeting of Shareholders scheduled for September 2, 2005 and have discussed your client’s requests with CHC.  CHC agrees that it behooves all parties to conduct an orderly meeting and that setting some parameters for the meeting is advisable.  Since the ultimate responsibility for running a Shareholders’ Meeting rests with the company, CHC has established and customarily employs Rules of Conduct for the orderly conduct of its meetings and we have attached a copy of the Rules which CHC has found to be reasonable and designed to ensure fairness to all of its shareholders.  These Rules already address some of the points raised in your letter, for example, that no cameras or sound recording equipment will be permitted in the meeting room, and, also, provide the time periods for statements, questions, etc.

Additionally, CHC has retained IVS Associates, Inc. as independent inspector of election for the meeting and we have provided a copy of the agreement with IVS in response to your request.  A copy of the agenda of the meeting and of the form of ballot to be used at the meeting are also attached.

As to the other points contained in your letter, we respond as follows:

•              CHC will allow the admission of a total of twelve (12) representatives of the Computer Horizons Full Value Committee in accordance with your request and will make seating available in a designated location at the front of the meeting room.  Such persons must be shareholders or holders of their proxies. A list of the representatives who plan to attend should be submitted via email to us by noon on Thursday, September 1st so that passes may be prepared for them.  Passes should be picked up at the Shareholder Registration Desk. Please have the parties ask for David Reingold.

•              CHC agrees that quorum will be deemed present for the purposes of conducting the business of the meeting subject to verification by the report of the inspector as to quorum.

•              As you will note in the Rules of Conduct, CHC has allotted a total of five minutes of speaking time for each side to make a statement in support of its position. CHC believes that this is sufficient time for each side’s presentations. Please advise us in advance via email of the name(s) of the representatives of the Full Value Committee who will be speaking so that the Chairman can call on them at the appropriate time.  CHC agrees that personal attacks and controversy not relevant to the proposals themselves are to be avoided.

•              Except for the above-mentioned statements, CHC’s procedures provide that only shareholders (or holders of their proxies) eligible to vote at the Meeting may speak at the meeting and limit shareholders questions or comments to no more than one minute each.  Responses will be limited to one minute as well.  CHC contemplates that the question and answer session following the conclusion of the statements will not last for more than twenty minutes.  The polls will close following the conclusion of the question and answer session.

•              The inspector of election will count and tabulate all proxies and ballots and prepare and disclose the results in accordance with its customary practices.

Please do not hesitate to contact me regarding any questions concerning the foregoing or any of the materials provided herewith.

Very truly yours,

Michele F. Vaillant

MFV/mb
Enclosures
cc: William J. Murphy, Chief Executive Officer (w/encl.)
Michael C. Caulfield, General Counsel (w/encl.)
Thomas Ball (w/encl.)

SPECIAL MEETING OF SHAREHOLDERS

September 2, 2005

AGENDA

Hanover Marriott

1401 State Highway No. 10

Whippany, New Jersey

1.             Introductory remarks

2.             Call to order and review of legal formalities

3.             Introduction of Directors and Officers present

4.             Presentation of proposals set forth in the Company’s proxy statement:

I               to approve the issuance of shares of the Company’s common stock in connection with the merger of Analysts International Corporation with JV Merger Corp., a wholly-owned subsidiary of the Company.

II             to approve any motion to adjourn or postpone the Special Meeting to another time or place, if necessary, to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of proposal I.

III            to approve the amendment and restatement of the certificate of incorporation of the Company effective contemporaneously with the consummation of the merger, to change the name of the Company to “International Horizons Group, Inc.”

5.             Statement of the Company regarding the Proposals

6.             Statement of the Opposition regarding the Proposals

7.             Question and Answer Period regarding the Proposals

8.             Closing of the Polls

9.             Closing remarks

10.          Adjournment of the Special Meeting

RULES FOR CONDUCT OF MEETING

Welcome to the Special Meeting of Shareholders of Computer Horizons Corp.  It is our desire to conduct a productive and businesslike Special Meeting. You can help achieve that goal by observing the following rules and procedures.

1.             The business of the Meeting will follow the order set forth in the Agenda in an effort to permit an orderly presentation of the matters to come before the Meeting.  When an item on the Agenda is being considered, questions and comments should be limited to that item.

2.             No specific rules of procedure, such as Robert’s Rules, are prescribed for this Meeting.  The Meeting will proceed generally as set forth in the Agenda and in accordance with these Rules of Conduct.

3.             You need not vote at this Meeting if you have already voted by proxy.  If you have previously voted but wish to change your vote, or if you have not yet voted, you may request a ballot and vote before the polls close.

4.             Only shareholders (or holders of their proxies) eligible to vote at the Meeting may ask a question in the question and answer portion of the Meeting. Shareholders should not address the Meeting until recognized by the Chair.  If you are a shareholder eligible to vote and wish to address the Meeting, please contact an usher, show him or her your Admission Ticket and wait to be recognized.  Once recognized, please state your name, address, number of shares you hold and, if applicable, the name of any shareholder you represent and the number of shares held by the shareholder you represent. Once you have spoken on a subject, please give other shareholders the opportunity to speak before asking to be recognized a second time.

5.             Individual matters, not of concern to all shareholders generally, such as employee or retiree issues or product complaints, are not appropriate matters for general discussion.  At the conclusion of the Meeting, representatives of the Company will be available to discuss individual matters.

6.             The use of cameras, sound recording equipment, cell phones and other communication devices and other similar equipment is prohibited, except those employed by the Company to provide a record of the proceedings or otherwise.

COMPANY BALLOT

Name of Shareholder of Record:	(Please Print)

Name of Proxy (if so acting):	(Please Print)

Number of Shares being voted:

COMPANY PROPOSALS

I.       A PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF THIS COMPANY’S COMMON STOCK

The approval of the issuance of shares of Computer Horizons Corp. common stock in connection with the merger of Analysts International Corporation with JV Merger Corp., a Minnesota corporation and a wholly-owned subsidiary of Computer Horizons Corp., pursuant to an Agreement and Plan of Merger, dated as of April 12, 2005, by and among Computer Horizons Corp., JV Merger Corp. and Analysts International Corporation.

For	Against	Abstain

II.      A PROPOSAL TO APPROVE ANY MOTION TO ADJOURN OR POSTPONE THE SPECIAL MEETING

The approval of any motion to adjourn or postpone the Special Meeting to another time and place to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of Proposal I.

For	Against	Abstain

III.     A PROPOSAL TO APPROVE THE AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION

The amending and restating of the certificate of incorporation of Computer Horizons Corp., effective contemporaneously with the consummation of the merger, to change the name of the corporation from Computer Horizons Corp. to “International Horizons Group, Inc.”

For	Against	Abstain

ALL BALLOTS MUST BE SIGNED — Please sign below:

For Shareholders voting in person:
(Shareholder’s name exactly as on Stock Certificate)
For shares voted by Proxy:
(Shareholder’s name exactly as on Stock Certificate)
By
(Name of Proxy)

SILLS CUMMIS EPSTEIN & GROSS A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

A. Ross Pearlson Member of the Firm Direct Dial: (973) 643-5495 E-mail: rpearlson@sillscummis.com		30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

August 30, 2005

VIA HAND DELIVERY

Clerk of the Court

New York County Court House

60 Centre Street

New York, NY 10007

Re:	Crescendo Partners II, L.P., Series R, v. Computer Horizons Corp., Index No.: 603012/05

Dear Sir/Madam:

This firm represents the Defendant, Computer Horizons Corp., in the above-referenced matter.  Enclosed please find the following:

1.                                       Computer Horizons Corp.’s Memorandum of Law in Opposition to Plaintiff’s Application for a Preliminary Injunction;

2.                                       Affidavit of Michael Caulfield;

3.                                       Appendix to Memorandum of Law; and

4.                                       Affidavit of Service

Very truly yours,

A. Ross Pearlson

ARP/ls

Enclosures

cc:	Kenneth Rubenstein, Esq. (via facsimile, e-mail and hand delivery)

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

                                                                                    X

CRESCENDO PARTNERS II, L.P., Series
R,	Index No. 603012/05
Plaintiff,

vs.	AFFIDAVIT OF MICHAEL
CAULFIELD IN OPPOSITION TO
COMPUTER HORIZONS CORP.,	PLAINTIFF’S APPLICATION FOR
INJUNCTIVE RELIEF
Defendant.

                                                                                    X

STATE OF NEW JERSEY	)
	)	SS.
COUNTY OF MORRIS	)

MICHAEL CAULFIELD, being duly sworn, deposes and says:

1.                                       I am Vice President and General Counsel for Computer Horizons Corp. (“CHC”).  I submit this certification in opposition to the application of plaintiff Crescendo Partners II, L.P., Series R (“Crescendo”) to enjoin CHC from consummating the merger of CHC’s subsidiary, JV Merger, Inc., into Analysts International Corporation (“Analysts”)  following the September 2, 2005 special meeting of shareholders to vote on the issuance of CHC shares necessary for that merger.

2.                                       Computer Horizons Corp. (“CHC”) is a strategic Enterprise Solutions and Human Capital Management company.  It provides technology consulting and specially-designed software, outsourcing services and IT staffing.  In addition, Chimes, Inc., a wholly-owned subsidiary, provides temporary workforce procurement and vendor management services.

3.                                       Analysts International Corporation, a Minnesota corporation (“Analysts”), is also an IT company.  Its lines of business include technology integration services for applications and hardware; advisory services for optimizing IT investments; outsourcing services with local, national and international capabilities; and staffing services.  Both CHC and Analysts have offices throughout the country that deliver solutions and services to a geographically diverse mix of clients.

4.                                       The Chimes segment of CHC’s business is a focus of Crescendo’s objection to this merger.  Crescendo contends that because the Chimes segment is doing well, with high profit margins, it shouldn’t be diluted by the low-profit margin staffing segment of Analysts’ business.  In contrast, the CHC Board, sees the combination with Analysts as an opportunity to grow the Chimes business by cross-selling Chimes’ services to Analysts’ customers.

CHC’s Strategic Business Plan and Analysts’ Attractiveness

5.                                       In 2003, CHC adopted a new three-year strategic business plan that contemplated growth through acquisitions or other business combinations to meet the demands of the IT industry for greater size.  In this industry, size does matter.  At the same time, the Analysts Board of Directors was also engaged in strategic planning, and it similarly concluded that trends in the staffing business favored companies larger than Analysts; that Analysts’ internal growth would not achieve the needed size; and that possible acquisitions should be examined.  The CHC and Analysts Boards observed that large staffing clients are selecting fewer and larger vendors to serve their staffing needs.  Because size is a significant factor in achieving “preferred vendor status” on ever-shrinking preferred vendor lists, the Boards acknowledged that “critical mass” had become a key component to achieving competitiveness in the industry.  Analysts and CHC

2

were thus on parallel tracks, both looking to meet the demands of the IT industry for critical mass.

6.                                       The Boards also noted that size has another virtue for this proposed combination.  CHC’s high-margin personnel management business (Chimes) can be cross-sold to staffing and solutions customers, a strategy that CHC has already successfully employed to grow its Chimes business.  Analysts is a desirable merger partner in this respect because relatively little overlap exists between CHC and Analysts clients.  The Analysts clients will provide a fresh source for cross-selling the Chimes business.

Merger Discussions Begins

7.                                       The managements of Analysts and CHC were familiar with each other from trade shows and industry conferences, and they were generally knowledgeable about each other’s business.  The companies tentatively decided to become affiliates in a business combination.  CHC would be the parent company because of, among other things, its greater market and book value and its larger net operating loss carry-forwards.  For both companies, the proposed transaction would provide cost synergies, increased visibility, and a broader platform from which to leverage capital and respond to industry changes and competitive pressures.

8.                                       At a special Board of Directors meeting on March 6, 2005, the CHC Board met with Citigroup Global Markets Inc. (“Citigroup”), CHC’s financial advisor, to discuss a potential combination with Analysts.  Citigroup discussed and evaluated the risks and rewards of the proposed transaction and presented a list of 22 other potential merger partners.  Citigroup then narrowed the list based on the size of the potential merger partners and the nature of their businesses.

3

9.                                       After further discussions regarding, among other things, geographical coverage, markets, service offerings and customers, the CHC Board concluded that other than Analysts, very few candidates were strong possibilities for a merger.  The CHC board decided that a combination involving Analysts made the most strategic sense and presented the best opportunity for creating shareholder value.

10.                                 On March 6, 2005, after a thorough analysis of the IT business, the relative prospects of CHC and Analysts, and the synergies and cost savings to be achieved by a combination involving the two companies, the CHC Board unanimously concluded that the prospects for enhancing shareholder value through a combination involving Analysts were more compelling than what might be achieved by a combination with other possible merger partners.

The Transaction Begins

11.                                 On April 6, 2005, a draft merger agreement was circulated to Analysts and CHC and their respective representatives, providing for a “reverse triangular merger between CHC subsidiary and Analysts.  On April 8, 2005, the companies negotiated an exchange ratio of 1.15 shares of CHC common stock for each share of Analysts’ common stock outstanding.  Based on a transaction value of about $90 million, reflecting Analysts’ outstanding shares multiplied by the exchange ratio and the closing price of CHC common stock on the immediately preceding day ($3.17).

12.                                 On April 12, 2005, at a special meeting of the CHC Board, Citigroup presented its written opinion that the exchange ratio to be paid by CHC to Analysts’ shareholders is fair to CHC from a financial point of view.  The CHC Board thereupon approved the merger agreement, which was executed by CHC’s Chairman and CEO, William Murphy.  The same date, Analysts also obtained a fairness opinion from its financial advisor Piper Jaffray.  On the

4

morning of April 13, 2005, prior to the beginning of trading on Nasdaq, Analysts and CHC issued a joint press release announcing the execution of the merger agreement and describing the merger.

Structure of the Transaction

13.                                 The transaction between CHC and Analysts has been structured as a “reverse triangular merger.”  In a “reverse triangular merger,” a parent corporation’s (CHC’s) wholly-owned subsidiary (JV Merger, Inc.) is merged into a “target” corporation (Analysts), which is the survivor of that merger.  That target corporation’s (Analysts) shareholders become shareholders in the parent corporation (CHC).  CHC will not merge with Analysts.  JV Merger, Inc., a subsidiary of CHC, will merge with Analysts.  As noted above, the two constituent corporations to the merger will be JV Merger Inc. and Analysts.  The constituent corporation surviving the merger will be Analysts.  The constituent corporation not surviving the merger will be CHC’s subsidiary.  Shareholders of Analysts will become shareholders of CHC, and their rights will be governed by CHC’s Certificate of Incorporation and Bylaws.  After the merger, about 48% of CHC’s issued and outstanding common stock will be held by former Analysts shareholders.

Notice of the Special Meeting of September 2, 2005

14.                                 CHC filed its preliminary proxy statement for the proposed transaction on May 31, 2005.  The preliminary proxy statement became a public document available on the SEC’s EDGAR website.  An excerpt from the preliminary proxy statement is attached as Exhibit A.  The following “Q.&A.” in the preliminary proxy statement stated what percentage vote by CHC shareholders would be required to approve the issuance of shares in connection with the merger:

Q.	What vote is required by CHC and Analysts shareholders to proceed with the merger?

A.	CHC cannot complete the merger unless the issuance of shares of CHC common stock in the merger is approved by

5

the affirmative vote of the holders of the majority of the shares of CHC common stock represented in voting at the CHC special meeting.

Analysts cannot complete the merger unless the merger agreement and merger are approved by the affirmative vote of the holders of the majority of the outstanding shares of Analysts common stock. [Emphasis added].

15.                                 Shareholder approval for issuance of the CHC shares is governed by NASD Rule 4350, which requires shareholder approval for the issuance of securities in connection with the acquisition of the stock of another company if the voting power or the number of shares of the acquiring company will increase by 20%.  NASD Rule 4350(i)(1)(C)(ii).  The Rule further provides that where shareholder approval of the stock issuance is required, the necessary vote is a majority of the total votes cast.  NASD Rule 4350(i)(6).  Exhibit B hereto.

16.                                 Item number 21 of Schedule 14A Information Required in Proxy Statement provides that as to each matter to be submitted to a vote of the security holders, a proxy statement must “state the vote required for approval or election.”  Exhibit C hereto.  This means that the proxy statement has to indicate whether the proposed transaction must be approved by, for example, a majority of the votes cast, a majority of the stock outstanding, or two-thirds of the stock outstanding.  In the present case, the NASD rule requires that the proposed stock issuance be approved by “a majority of the total votes cast on the proposal.”  The vote percentage required to approve the issuance of shares for the proposed merger between CHC’s subsidiary and Analysts has been a matter of public record since CHC’s preliminary proxy statement was filed on or about May 31, 2005.  On August 4, 2005, the registration statement on Form S-4, of which CHC’s joint proxy statement/prospectus with Analysts is a part, was declared effective by the SEC.  A bound copy of the final proxy statement/prospectus is supplied separately with this affidavit.

6

Crescendo’s Preliminary Proxy Materials for the First Meeting

17.                                 The day that CHC filed its preliminary proxy statement — May 31, 2005 — Crescendo, a sophisticated investor, began buying CHC stock.  As revealed on Schedule A of the Schedule 13D filed by Crescendo on July 22, 2005, Crescendo bought 23,100 shares of CHC stock on May 31, 2005.  Exhibit D hereto.  The next day, Crescendo bought 174,000 shares of CHC stock.  Purchases of CHC shares continued almost on a daily basis through June 10.  Thereafter, according to the Schedule 13D, significant purchases continued through July 21, 2005.

18.                                 On July 22, 2005, Crescendo not only filed a Schedule 13D reflecting its share purchases through July 21, but it also filed a Schedule 14A preliminary proxy statement in opposition to the proposed merger between CHC’s subsidiary and Analysts.  Exhibit E hereto.  On page 12 of that preliminary proxy statement, Crescendo sets forth the “Votes Required For Approval,” a required element of the Proxy Statement as discussed above.  In that section, Crescendo sets forth the same vote requirement as in the Q&A in CHC’s preliminary proxy statement, that is, that approval of the CHC share issuance “requires the affirmative vote of a majority of Shares represented and voting at the special meeting.”  Nothing was said about approval of the merger per se by CHC shareholders or about a two-thirds vote.  This was on July 22, 2005.

19.                                 On August 11, 2005, Crescendo’s Proxy Statement was cleared by the SEC and became definitive.  In that document, the description of the vote required in the “Votes Required for Approval” section stated exactly what was stated in Crescendo’s Preliminary Proxy, namely, that approval of the issuance of shares requires the affirmative vote of a majority of Shares represented and voting at the special meeting.  Exhibit F hereto.  Again, nothing was said about the possible need for approval of the merger per se by CHC shareholders or about a two-thirds

7

vote of all shares outstanding.  Thus, in Crescendo’s definitive communication with the CHC shareholders regarding the merger proposal, Crescendo took the same position regarding the vote requirement as did CHC — approval of the issuance of shares by CHC in connection with the merger is needed by an affirmative vote of a majority of shares represented and voting.

Crescendo’s Request for a Special Meeting To Replace the CHC Board

20.                                 On July 26, 2005, four days after filing its preliminary proxy statement in opposition to the proposed combination between CHC and Analysts, Crescendo’s counsel sent a letter to CHC on behalf of its dissident group of shareholders holding approximately 10.3% of CHC’s outstanding shares, requesting that CHC call a special meeting to remove the existing directors on the CHC Board, to fix the number of board members at five, and to elect five director nominees to be selected by the dissident group, called “The Computer Horizons Full Value Committee” (hereinafter, the “Crescendo Group”).  The CHC by-laws provide that a special meeting can be requested by a shareholder or shareholders holding a beneficial interest of 10% of more of the corporation’s issued and outstanding shares.

21.                                 After CHC rejected the request as deficient because the beneficial owners did not sign the request, the Crescendo Group renewed its request on August 2, 2005, received by overnight courier on August 3.  Exhibit G hereto.  The request asked that the special meeting be set fifty (50) days after receipt of the request.  Fifty days after August 3, 2005 is September 22, 2005.  By letter dated August 19, 2005, CHC’s counsel advised the Crescendo Group that the special meeting was scheduled for September 22, 2005 and that CHC had complied in all respects with the CHC by-laws.  Exhibit H hereto.  This was in response to a challenge from the Crescendo Group that CHC had not set a record date for the September 22 meeting.  In fact, the record date was set by the Board at a Special Board meeting held on August 10, five business days after receipt of the request for the special meeting as required by Section 3.A. of the CHC

8

by-laws.  CHC was under no obligation to disclose the record date to Crescendo until it did so to CHC’s other shareholders.

22.                                 The record date for the September 22 meeting is September 12, which is 10 days before the meeting and within the parameters set by BCL § 604 and Section 13 of the CHC by-laws.  The September 12 record date for the September 22 meeting is intended to allow time to count the votes cast at the September 2, 2005 special meeting on the issuance of shares, certify the result, and if the issuance of shares in connection with the merger is approved, file the certificate of merger.  If the merger becomes effective by September 12 — the record date for the special meeting requested by the Crescendo Group set for September 22 — then the Analysts’ shareholders would be enfranchised to vote at that meeting.  If the consummation of the merger is delayed, the Analysts shareholders may be disenfranchised.

Michael Caulfield

Sworn to before me this 29th
day of August, 2005

Notary Public

9

SUPREME COURT OF NEW YORK
COUNTY OF NEW YORK

CRESCENDO PARTNERS II, L.P., SERIES R, Plaintiff -against- COMPUTER HORIZONS CORP., Defendant	Index No. 603012/05

COMPUTER HORIZONS CORP.’S MEMORANDUM OF

LAW IN OPPOSITION TO PLAINTIFF’S APPLICATION

FOR A PRELIMINARY INJUNCTION

SILLS CUMMIS EPSTEIN & GROSS P.C.
30 Rockefeller Plaza
New York, New York 10022
(212) 643-7000
Attorneys for Defendant
Computer Horizons Corp.

Of Counsel and

On the Brief:

Marc Friedman

A. Ross Pearlson

John Carlson

Table of Contents

PRELIMINARY STATEMENT

STATEMENT OF FACTS

A.	CHC and Analysts

B.	CHC’s Strategic Business Plan and Analysts’ Attractiveness

C.	Merger Discussions Begin

D.	The Transaction Begins

E.	Structure of the Transaction

F.	Notice of the Special Meeting of September 2, 2005

G.	Crescendo’s Preliminary Proxy Materials for the First Meeting

H.	Crescendo’s Request for a Special Meeting To Replace the CHC Board

ARGUMENT

POINT I

THIS COURT SHOULD DENY PLAINTIFF’S APPLICATION TO ENJOIN CHC FROM CONSUMMATING THE PROPOSED MERGER

A.	Plaintiff Cannot Succeed On Its Claim That The Proposed
Transaction Is A De Facto Merger Of CHC And Analysts

	1.	Analysts is not Merging into CHC

	2.	The Proposed Transaction Is not a De Facto Merger of CHC and Analysts because CHC and Analysts Will Remain SeparateCompanies

B.	Plaintiff Has Failed To Demonstrate It Will Suffer Irreparable Harm If The Merger Is Consummated

C.	A Balancing Of The Equities Favors CHC

	1.	The Equities Tip in Favor of CHC

	2.	Plaintiff is Guilty of Laches, and on This Ground Alone, Its Application for a Preliminary Injunction Should Be Denied

POINT II

THIS COURT SHOULD DENY AS MOOT PLAINTIFF’S MOTION FOR AN ORDER PURSUANT TO CPLR 7803 COMPELLING CHC TO SET A RECORD DATE

CONCLUSION

i

PRELIMINARY STATEMENT

Seventeen years ago Justice Cahn ruled in Irving Bank Corp. v. Bank of New York that the de facto merger doctrine does not apply to a business combination where the acquired corporation retains its assets and liabilities and continues to exist after the transaction is consummated.

Here, as in Irving Bank, the acquired corporation — Analysts International Corporation, a Minnesota Corporation (“Analysts”) — will retain its assets and liabilities and continue to exist as a separate entity after the transaction is consummated.  As the surviving corporation in the proposed merger with a subsidiary of Computer Horizons Corp. (“CHC”), Analysts will become a subsidiary of CHC.  This combination involving CHC, a CHC subsidiary (which is also a Minnesota Corporation) and Analysts involves neither a “merger” between CHC and Analysts (defined in BCL § 901 as a transaction leading to the formation of a single surviving corporation) nor a de facto merger between CHC and Analysts, given that Analysts will continue to exist and will retain its assets and liabilities.  Thus, BCL § 903 does not require that CHC’s shareholders approve the merger, by a two-thirds vote or otherwise.  Under the BCL as interpreted in Irving Bank, the de facto merger doctrine has never been applied to a business combination such as the instant transaction, where the acquired corporation simply becomes a subsidiary of the acquiror.

Mergers involving three parties (here: CHC, CHC’s subsidiary and Analysts) are called “triangular” or “reverse triangular” depending on whether the acquired company merges into the subsidiary of the acquiror or vice versa.  Such mergers are well-accepted structures that serve salutary business purposes, such as insulating the acquiror from the liabilities of the acquiree.  Commentators uniformly agree that triangular and reverse triangular mergers do not have to be approved by parent company shareholders under statutes such as BCL § 903, and the absence of such approval is the universal practice.  The vote that CHC’s shareholders will cast is not required by the BCL and is not a vote to approve the merger per se.  CHC’s shareholders will vote on the issuance of CHC shares in connection with the merger.  The vote is required by the Nasdaq Stock Market (“Nasdaq”), which calls for shareholder approval by a majority of the votes cast where an acquiror pursuing an acquisition increases its outstanding shares by more than 20%.

Plaintiff’s attempted application of the de facto merger doctrine to the proposed transaction is so clearly at odds with well-established law and common business practice that one wonders why plaintiff filed this challenge and why plaintiff filed it at the eleventh hour — ten days before the vote by CHC’s shareholders to approve the issuance of CHC shares.  In CHC’s preliminary proxy statement filed on May 31, 2005, almost three months ago, the Q&A section told shareholders that approval of the issuance of CHC shares in connection with the proposed merger would require the affirmative vote of a majority of the shares voting.  The proxy statement became publicly available on the SEC’s EDGAR service almost immediately.  Given that plaintiff’s group of very sophisticated investors began buying CHC shares on the very day CHC filed the preliminary proxy statement, May 31, 2005, it seems fair to conclude that plaintiff was well aware of the majority vote threshold at least as early as May 31, 2005.

It also seems fair to conclude that plaintiff doesn’t think much of its de facto merger argument and brings this action solely as a tactical maneuver.  Plaintiff’s last-minute argument in the face of overwhelming contrary authority and contrary business practice is expressly contradicted by its own SEC filings.  In its proxy statement filed with the SEC and mailed to CHC shareholders on August 11, 2005, plaintiff advised the CHC shareholders that approval of

2

the issuance of shares “requires the affirmative vote of a majority of Shares represented and voting at the Special Meeting.”  This is, of course, the level of approval required by Nasdaq as set forth in CHC’s proxy statement.

So what is really happening here?  The answer is that plaintiff wants the Court to delay consummation of the merger to facilitate plaintiff’s plan to obtain control of CHC.  The meeting to approve the stock issuance is scheduled for September 2 (the “First Meeting”).  At plaintiff’s request, CHC scheduled a special meeting of shareholders for September 22 at which plaintiff will seek to replace CHC’s entire board of directors with its own nominees (the “Second Meeting”).  The record date for the Second Meeting is September 12.  Only those CHC shareholders of record as of September 12 can vote at the Second Meeting.  By this lawsuit, plaintiff is seeking to prevent the Analyst shareholders from becoming CHC shareholders before September 12, the record date for the Second Meeting.  Plaintiff wants to disenfranchise these shareholders because it is inevitable that they would vote in favor of retaining the then-current board, which would include five members appointed by Analysts upon consummation of the merger.  The Court should reject plaintiff’s disingenuous misapplication of the de facto merger doctrine as a ploy to disenfranchise shareholders who would likely reject plaintiff’s attempt to obtain corporate control.

In short, plaintiff cannot establish a strong likelihood of success on the merits of its claim that the subject transaction is a de facto merger requiring a two-thirds vote of shareholders.  Nor has plaintiff demonstrated that it will be immediately and irreparably harmed by consummation of the proposed merger.  The only thing plaintiff has demonstrated is that it is using a baseless lawsuit as a tactic in a proxy fight after sitting on its rights for nearly three months.  For all these reasons, the Court should deny plaintiff’s request for a preliminary injunction.

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STATEMENT OF FACTS

A.                                    CHC and Analysts

Computer Horizons Corp. (“CHC”) is a strategic enterprise solutions and human capital management company.  It provides technology consulting and specially-designed software, outsourcing services and information technology (IT) staffing.  In addition, Chimes, Inc., a wholly-owned subsidiary, provides temporary workforce procurement and vendor management services.  Caulfield Aff., ¶ 2.(1)

Analysts International Corporation, a Minnesota corporation (“Analysts”), is also an IT company.  Its lines of business include technology integration services for applications and hardware; advisory services for optimizing IT investments; outsourcing services with local, national and international capabilities; and staffing services.  Both CHC and Analysts have offices throughout the country that deliver solutions and services to a geographically diverse mix of clients.  Id., ¶ 3.

The Chimes segment of CHC’s business is a focus of Crescendo’s objection to this merger.  Crescendo contends that because the Chimes segment is doing well, with high profit margins, it shouldn’t be diluted by the low-profit margin staffing segment of Analysts’ business.  In contrast, the CHC Board, sees the combination with Analysts as an opportunity to grow the Chimes business by cross-selling Chimes’ services to Analysts’ customers.  Id., ¶ 4.

B.                                    CHC’s Strategic Business Plan and Analysts’ Attractiveness

In 2003, CHC adopted a new three-year strategic business plan that contemplated growth through acquisitions or other business combinations to meet the demands of the IT industry for greater size.  In this industry, size does matter.  At the same time, the Analysts Board of

(1) The facts in this Statement of Facts are recited in the accompanying Affidavit of Michael Caulfield dated August 29, 2005 (the “Caulfield Aff.”).

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Directors was also engaged in strategic planning, and  it similarly concluded that trends in the staffing business favored companies larger than Analysts; that Analysts’ internal growth would not achieve the needed size; and that possible acquisitions should be examined.  The CHC and Analysts Boards observed that large staffing clients are selecting fewer and larger vendors to serve their staffing needs.  Because size is a significant factor in achieving “preferred vendor status” on ever-shrinking preferred vendor lists, the Boards acknowledged that “critical mass” had become a key component to achieving competitiveness in the industry.  Analysts and CHC were thus on parallel tracks, both looking to meet the demands of the IT industry for critical mass.  Caulfield Aff., ¶ 5.

The Boards also noted that size has another virtue for this proposed combination.  CHC’s high-margin personnel management business (Chimes) can be cross-sold to staffing and solutions customers, a strategy that CHC has already successfully employed to grow its Chimes business.  Analysts is a desirable merger partner in this respect because relatively little overlap exists between CHC and Analysts clients.  The Analysts clients will provide a fresh source for cross-selling the Chimes business.  Id., ¶ 6.

C.                                    Merger Discussions Begin

The managements of Analysts and CHC were familiar with each other from trade shows and industry conferences, and they were generally knowledgeable about each other’s business.  The companies tentatively decided to become affiliates in a business combination.  CHC would be the parent company because of, among other things, its greater market and book value and its larger net operating loss carry-forwards.  For both companies, the proposed transaction would provide cost synergies, increased visibility, and a broader platform from which to leverage capital and respond to industry changes and competitive pressures.  Caulfield Aff., ¶ 7.

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At a special Board of Directors meeting on March 6, 2005, the CHC Board met with Citigroup Global Markets Inc. (“Citigroup”), CHC’s financial advisor, to discuss a potential combination with Analysts.  Citigroup discussed and evaluated the risks and rewards of the proposed transaction and presented a list of 22 other potential merger partners.  Citigroup then narrowed the list based on the size of the potential merger partners and the nature of their businesses.  Id., ¶ 8.

After further discussions regarding, among other things, geographical coverage, markets, service offerings and customers, the CHC Board concluded that other than Analysts, very few candidates were strong possibilities for a merger.  The CHC board decided that a combination involving Analysts made the most strategic sense and presented the best opportunity for creating shareholder value.  Id., ¶ 9.

On March 6, 2005, after a thorough analysis of the IT business, the relative prospects of CHC and Analysts, and the synergies and cost savings to be achieved by a combination involving the two companies, the CHC Board unanimously concluded that the prospects for enhancing shareholder value through a combination involving Analysts were more compelling than what might be achieved by a combination with other possible merger partners.  Id., ¶ 10.

D.                                    The Transaction Begins

On April 6, 2005, a draft merger agreement was circulated to Analysts and CHC and their respective representatives, providing for a “reverse triangular merger” between CHC subsidiary and Analysts.  On April 8, 2005, the companies negotiated an exchange ratio of 1.15 shares of CHC common stock for each share of Analysts’ common stock outstanding, based on a transaction value of about $90 million, reflecting Analysts’ outstanding shares multiplied by the exchange ratio and the closing price of CHC common stock on the immediately preceding day ($3.17).  Caulfield Aff., ¶ 11.

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On April 12, 2005, at a special meeting of the CHC Board, Citigroup presented its written opinion that the exchange ratio to be paid by CHC to Analysts’ shareholders is fair to CHC from a financial point of view.  The CHC Board thereupon approved the merger agreement, which was executed by CHC’s Chairman and CEO, William Murphy.  The same date, Analysts also obtained a fairness opinion from its financial advisor Piper Jaffray.  On the morning of April 13, 2005, prior to the beginning of trading on Nasdaq, Analysts and CHC issued a joint press release announcing the execution of the merger agreement and describing the merger.  Id., ¶ 12.

E.                                      Structure of the Transaction

The transaction between CHC and Analysts has been structured as a “reverse triangular merger.”  In a “reverse triangular merger,” a parent corporation’s (CHC’s) wholly-owned subsidiary (JV Merger, Inc.) is merged into a “target” corporation (Analysts), which is the survivor of that merger.  That target corporation’s (Analysts) shareholders become shareholders in the parent corporation (CHC).  Id. ¶ 13.  The following chart depicts the reverse triangular merger.

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Before:

After:

CHC will not merge with Analysts.  JV Merger, Inc., a subsidiary of CHC, will merge with Analysts.  As noted above, the two constituent corporations to the merger will be JV Merger, Inc. and Analysts.  The constituent corporation surviving the merger will be Analysts.  The constituent corporation not surviving the merger will be CHC’s subsidiary, JV Merger, Inc.  Shareholders of Analysts will become shareholders of CHC, and their rights will be governed by CHC’s Certificate of Incorporation and Bylaws.  After the merger, about 48% of CHC’s issued and outstanding common stock will be held by former Analysts shareholders.  Id., ¶13.

F.                                      Notice of the Special Meeting of September 2, 2005

CHC filed its preliminary proxy statement for the proposed transaction on May 31, 2005.  The preliminary proxy statement became a public document available on the SEC’s EDGAR website.  The following “Q&A” in the preliminary proxy statement stated what percentage vote by CHC shareholders would be required to approve the issuance of shares in connection with the merger:

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Q.                                    What vote is required by CHC and Analysts shareholders to proceed with the merger?

A.                                   CHC cannot complete the merger unless the issuance of shares of CHC common stock in the merger is approved by the affirmative vote of the holders of the majority of the shares of CHC common stock represented in voting at the CHC special meeting.

Analysts cannot complete the merger unless the merger agreement and merger are approved by the affirmative vote of the holders of the majority of the outstanding shares of Analysts common stock.  [Emphasis added].

Caulfield Aff., ¶ 14, Ex. A, p. 4 (page ”13 of 240”).

Shareholder approval for issuance of the CHC shares is governed by NASD Rule 4350, which requires shareholder approval for the issuance of securities in connection with the acquisition of the stock of another company if the voting power or the number of shares of the acquiring company will increase by 20%.  NASD Rule 4350(i)(1)(C)(ii).  The Rule further provides that where shareholder approval of the stock issuance is required, the necessary vote is a majority of the total votes cast.  NASD Rule 4350(i)(6).  Id., ¶ 15, Ex. B.

Item number 21 of Schedule 14A Information Required in Proxy Statement provides that as to each matter to be submitted to a vote of the security holders, a proxy statement must “state the vote required for approval or election.”  This means that the proxy statement has to indicate whether the proposed transaction must be approved by, for example, a majority of the votes cast, a majority of the stock outstanding, or two-thirds of the stock outstanding.  In the present case, the NASD rule requires that the proposed stock issuance be approved by “a majority of the total votes cast on the proposal.”  Caulfield Aff., ¶ 16, Ex. C.  The vote percentage required to approve the issuance of shares for the proposed merger between CHC’s subsidiary and Analysts has been a matter of public record since CHC’s preliminary proxy statement was filed on or

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about May 31, 2005.  On August 4, 2005, the registration statement on Form S-4, of which CHC’s joint proxy statement/prospectus with Analysts is a part, was declared effective by the SEC.  Id.

G.                                    Crescendo’s Preliminary Proxy Materials for the First Meeting

The day that CHC filed its preliminary proxy statement — May 31, 2005 — Crescendo, a sophisticated investor, began buying CHC stock.  As revealed on Schedule A of the Schedule 13D filed by Crescendo on July 22, 2005, Crescendo bought 23,100 shares of CHC stock on May 31, 2005.  Caulfield Aff., ¶ 17, Ex. D.  The next day, Crescendo bought 174,000 shares of CHC stock.  Purchases of CHC shares continued almost on a daily basis through June 10.  Thereafter, according to the Schedule 13D, significant purchases continued through July 21, 2005.  Id.

On July 22, 2005, Crescendo not only filed a Schedule 13D reflecting its share purchases through July 21, but it also filed a Schedule 14A preliminary proxy statement in opposition to the proposed merger between CHC’s subsidiary and Analysts.  On page 12 of that preliminary proxy statement (Caulfield Aff., ¶ 18, Ex. E), Crescendo sets forth the “Votes Required For Approval,” a required element of the Proxy Statement as discussed above.  In that section, Crescendo sets forth the same vote requirement as in the Q&A in CHC’s preliminary proxy statement, that is, that approval of the CHC share issuance “requires the affirmative vote of a majority of Shares represented and voting at the special meeting.”  Nothing was said about approval of the merger per se by CHC shareholders or about a two-thirds vote.  This was on July 22, 2005.  Id.

On August 11, 2005, Crescendo’s Proxy Statement was cleared by the SEC and became definitive.  In that document, the description of the vote required in the “Votes Required for Approval” section stated exactly what was stated in Crescendo’s Preliminary Proxy, namely, that approval of the issuance of shares requires the affirmative vote of a majority of Shares

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represented and voting at the special meeting.  Caulfield Aff., ¶ 19, Ex. F, p. 13 (page ”16 of 25”).  Again, nothing was said about the possible need for approval of the merger per se by CHC shareholders or about a two-thirds vote of all shares outstanding.  Thus, in Crescendo’s definitive communication with the CHC shareholders regarding the merger proposal, Crescendo took the same position regarding the vote requirement as did CHC – approval of the issuance of shares by CHC in connection with the merger is needed by an affirmative vote of a majority of shares represented and voting.  Caulfield Aff, ¶19.

H.                                    Crescendo’s Request for a Special Meeting To Replace the CHC Board

On July 26, 2005, four days after filing its preliminary proxy statement in opposition to the proposed combination between CHC and Analysts, Crescendo’s counsel sent a letter to CHC on behalf of its dissident group of shareholders holding approximately 10.3% of CHC’s outstanding shares, requesting that CHC call a special meeting to remove the existing directors on the CHC Board, to fix the number of board members at five, and to elect five director nominees to be selected by the dissident group, called “The Computer Horizons Full Value Committee” (hereinafter, the “Crescendo Group”). Caulfield Aff., ¶ 20.  The CHC by-laws provide that a special meeting can be requested by a shareholder or shareholders holding a beneficial interest of 10% of more of the corporation’s issued and outstanding shares.  Id.

After CHC rejected the request as deficient because the beneficial owners did not sign the request, the Crescendo Group renewed its request on August 2, 2005, received by overnight courier on August 3.  Caulfield Aff., ¶ 21, Ex. G.  The request asked that the special meeting be set fifty (50) days after receipt of the request.  Fifty days after August 3, 2005 is September 22, 2005.  By letter dated August 18, 2005, CHC’s counsel advised the Crescendo Group that the special meeting was scheduled for September 22, 2005 and that CHC had complied in all respects with the CHC by-laws.  Caulfield Aff., ¶ 21, Ex. H.  This was in response to a challenge

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from the Crescendo Group that CHC had not set a record date for the September 22 meeting.  In fact, the record date was set by the Board at a Special Board meeting held on August 10, five business days after receipt of the request for the special meeting as required by Section 3.A. of the CHC by-laws.  Caulfield Aff., ¶ 21.  CHC was under no obligation to disclose the record date to Crescendo until it did so to CHC’s other shareholders.

The record date for the September 22 meeting is September 12, which is 10 days before the meeting and within the parameters set by BCL § 604 and Section 13 of the CHC by-laws.  The September 12 record date for the September 22 meeting is intended to allow time to count the votes cast at the September 2, 2005 special meeting on the issuance of shares, certify the result, and if the issuance of shares in connection with the merger is approved, file the certificate of merger.  If the merger becomes effective by September 12 — the record date for the special meeting requested by the Crescendo Group set for September 22 — then the Analysts’ shareholders would be enfranchised to vote at that meeting.  Caulfield Aff., ¶ 22.  If the consummation of the merger is delayed, the Analysts shareholders may be disenfranchised.

As this brief will amply demonstrate, the de facto merger doctrine is inapplicable to this transaction.  Nor has plaintiff carried its burden of showing immediate irreparable injury or that the equities tip strongly in its favor.  Thus, the Court should deny plaintiff’s request for the extraordinary remedy of a preliminary injunction.

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ARGUMENT

POINT I

THIS COURT SHOULD DENY PLAINTIFF’S
APPLICATION TO ENJOIN CHC FROM
CONSUMMATING THE PROPOSED MERGER

An injunction is an extraordinary remedy. It is issued not as a matter of right, but in the discretion of the court. Kane v. Walsh, 295 N.Y. 198 (1946). Because it is a drastic remedy, it should be used sparingly, and its availability depends not just upon the needs of the party seeking it but upon all the circumstances under which it is sought.  Gerges v. Koch, 62 N.Y.2d 84, 476 N.Y.S.2d 73 (1984).  A party seeking an injunction must demonstrate: (1) a reasonable probability of success on the merits; (2) substantial, immediate, and irreparable harm; and (3) a balance of the relative hardships in its favor. United for Peace and Justice v. Bloomberg, 783 N.Y.S.2d 255, 258 (N.Y. Sup. Ct. 2004); Doe v. Axelrod, 73 N.Y.2d 748, 536 N.Y.S.2d 44, 45 (1988); New York City OTB Corp. v. New York Racing Assoc., 250 A.D.2d 437, 673 N.Y.S.2d 387, 390 (1st Dep’t 1998).  As shown below, Plaintiff cannot meet any one of these requirements, let alone all three.

A.                                    Plaintiff Cannot Succeed On Its Claim That
The Proposed Transaction Is A De Facto Merger Of
CHC And Analysts

1.                                      Analysts is not Merging into CHC

Crescendo contends incorrectly that the proposed transaction is a merger of CHC and Analysts.  To the contrary, CHC is not a constituent corporation in the proposed merger.  The Merger Agreement contemplates a “reverse triangular merger” in which JV Merger, Inc., a Minnesota corporation and a wholly-owned subsidiary of CHC, will merge with and into Analysts, also a Minnesota corporation, in accordance with the Minnesota Business Corporation Act.  Analysts will survive, and JV Merger, Inc., CHC’s subsidiary, will cease to exist.  The

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certificate of incorporation and bylaws of JV Merger, Inc. will become the certificate of incorporation and bylaws of Analysts.  CHC will be the sole shareholder of the surviving corporation, and Analysts will continue to exist as a wholly-owned subsidiary of CHC.  Nothing is unusual about the manner in which this transaction is structured.

Reverse triangular mergers have been in use for more than thirty (30) years and have been the subject of extensive commentary.  See, eg., James C. Freund, Anatomy of A Merger: Strategies and Techniques for Negotiating Corporate Acquisitions, pp. 77-79 (1975); Stephen H. Schulman & Alan Schenk, Shareholder Voting And Appraisal Rights In Corporate Acquisition Transactions, 38 Business Lawyer 1529 (August 1983);  1 Lou R. Kling & Eileen T. Nugent, Negotiated Acquisitions of Companies, Subsidiaries, and Divisions, § 1.02[11]  (2001).  In a reverse triangular merger, corporation A (sometimes referred to as the “acquiring  corporation”) creates a wholly owned subsidiary, corporation B.  As the sole stockholder of B, A can vote all the stock of B in favor of a merger.  Corporation B is then merged into C (sometimes referred to as the “target” or the “acquired corporation”), and C survives.  In this form of merger, A is able to acquire control of C without A being a constituent corporation in the merger.  Because A is not a party to the merger transaction between B and C, A’s shareholders are not entitled to vote on the merger or to demand that A purchase their shares as they would otherwise be entitled if A were a party to the merger. See Freund, supra, at 106; Schulman & Schenk, supra, at 1538; 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, §§ 9.7, 9.15 (Supp. 2005).  The shares of C outstanding immediately after the effective time of the merger are then exchanged for shares of A, cash, or other consideration.

Among the advantages of a reverse triangular merger is that it provides corporation A with a mechanism for acquiring corporation C as a subsidiary without any change in either

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companies’ corporate existence, and A is protected by a corporate veil against claims that may be asserted by the target’s creditors. Aaron Rachelson, Corporate Acquisitions, Mergers and Divestitures, §2.2 (2004). This allows C’s liabilities, both known and unknown, to remain with C.

Set froth as Exhibits A and B in the Appendix accompanying this brief are two charts that list, respectively, reverse triangular or triangular mergers involving one or more New York constituent corporations, and reverse triangular mergers that were deemed to be “mergers of equals.”  In every example, no vote was required by the shareholders of the acquiring corporation to approve the merger.

At the effective time of the merger here, each share of issued and outstanding Analysts common stock will be converted into the right to receive 1.15 fully paid and nonassessable shares of CHC common stock.  Under NASD Rule 4350(i), CHC is required to seek shareholder approval to issue shares of CHC common stock in connection with this merger because Analysts shareholders will own approximately 48% of the outstanding shares of CHC common stock following the merger, exclusive of outstanding CHC and Analysts’ options.  NASD Rule 4350(i) requires corporations that are listed on the NASD exchange to seek shareholder approval when they issue common stock in connection with the acquisition of the stock of another company if the newly issued common stock will, upon issuance, carry voting power in excess of 20%.  Under NASD Rule 4350(i)(6), all that is required to authorize the issuance of such stock is a simple majority of the votes cast.  CHC will seek shareholder approval to issue the additional CHC stock at the upcoming CHC Special Shareholders’ Meeting on September 2.

Plaintiff Crescendo, a shareholder of CHC, has objected to the proposed merger.  Plaintiff is not a shareholder of JV Merger, Inc., the entity that is merging into Analysts.  Therefore,

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Plaintiff has no right to vote on the merger between JV Merger, Inc. and Analysts.  Under Minnesota law, only JV Merger, Inc.’s sole shareholder, CHC, and Analysts’ shareholders are entitled to vote on the merger.  In any case, because the merger of JV Merger, Inc. and Analysts involves two Minnesota corporations, Article 9 of New York’s Business Corporation Law (the “BCL”) does not apply to the proposed transaction.(2)  Neither point appears to be disputed by Plaintiff.

Notably, both Plaintiff’s preliminary proxy statement (filed with the SEC on July 22, 2005) and final proxy materials (filed with the SEC on August 11, 2005 and disseminated to shareholders) contain statements acknowledging that only a majority of shareholder approval is needed for the proposed transaction. See Affidavit of Michael Caulfield dated August 29, 2005 (“Caulfield Aff.”) at ¶¶ 18-19, Exs. E and F.  Neither document is referred to in Plaintiff’s motion papers, and no explanation is given as to when and how Plaintiff reached its conclusion that the statements in its own proxy materials are incorrect.  Crescendo’s own proxy materials advise CHC’s shareholders that approval of the CHC share issuance “requires the affirmative vote of a majority of shares represented and voting at the special meeting.”  Caulfield Aff., ¶¶ 18-19, Exs. E and F.  Nothing was said about a two-thirds approval of the outstanding shares being required.  Either Crescendo has been lying to CHC’s shareholders for the past month in its proxy materials, or their present position is nothing but a strategic afterthought, and they are being disingenuous with the Court now.

Plaintiff’s eleventh-hour application, made less than two weeks before the First Meeting of CHC’s shareholders on September 2nd, seeking approval of the transaction, is therefore

(2) Section 901 of the BCL defines the term “merger” as a procedure in which two or more domestic corporations merge into a single corporation that is one of the constituent corporations.  Section 903 of the BCL provides in relevant part that approval of a merger requires the approval by the holders of two-thirds of the votes of all outstanding shares entitled to vote.

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inherently suspect.  Among other things, Plaintiff hopes to block or delay consummation of the merger to prevent CHC’s new shareholders, the former Analysts shareholders, from voting on the referendum to oust the incumbent board at the Second Meeting on September 22.  This they cannot do if the proposed transaction is consummated by September 12th, the record date for the Second Meeting.

Apparently frustrated that only a simple majority of CHC shareholder votes cast is necessary under NASD Rules to approve the issuance of the CHC shares needed to consummate this transaction, Plaintiff seeks to recharacterize the transaction as a de facto merger between CHC, a New York corporation, and Analysts.  If, as Crescendo contends, the transaction could be construed as a merger between CHC and Analysts, the transaction would purportedly be subject to the requirements of the BCL, and would need to be approved by two-thirds of CHC’s outstanding shares under Section 903.

However, the transaction at issue is a reverse triangular merger, involving a merger between Analysts and a wholly-owned subsidiary of CHC, after which Analysts will continue to exist as a separate corporation and subsidiary of CHC with its assets and liabilities intact.  As demonstrated below, the law in several states, including New York, makes clear that the de facto merger doctrine does not apply to a reverse triangular merger.

2.                                      The Proposed Transaction Is not a De Facto Merger
of CHC and Analysts because CHC and Analysts
Will Remain Separate Companies

When a corporation agrees to transfer to a second corporation its entire property, assets and business in consideration for shares of stock of the transferee in a two-party transaction, the transaction may, depending upon the circumstances, be a sale, a consolidation or a merger, with varying consequences for the shareholders and creditors of the two corporations.  The de facto merger doctrine is invoked in very limited circumstances to protect creditors and shareholders of

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an acquired corporation who have suffered an injury as the result of the sale or transfer of assets.  In such circumstances, regardless of whether the parties label the transaction a “merger,” a court of equity may re-characterize the transaction as such to protect the interests of the creditors or shareholders.  15 Fletcher Cyclopedia of the Law of Private Corporations, §7045.10 (Perm Ed 1999).  That is not the situation here.

The majority of cases in which the de facto merger doctrine is invoked are not brought by a dissident shareholder, such as Crescendo, but by tort claimants and creditors who are asserting claims against the acquiring corporation as the successor-in-interest to the acquired corporation.  The de facto merger doctrine is used in those circumstances to prevent a merging company that does not survive from escaping its liabilities to tort claimants and other creditors. See, e.g., Arnold Graphics Industries, Inc. v. Independent Agent Center, Inc., 775 F.2d 38, 42 (2d Cir. 1985); Ladjevardian v. Laidlaw — Coggeshall, Inc., 431 F. Supp. 834, 838 (S.D.N.Y. 1977).

Far less frequent are cases in which a shareholder of the acquiror uses the doctrine to challenge the corporation’s right to engage in a particular transaction, or seeks to assert rights to dissent and appraisal.  See, e.g., Equity Group Holdings v. DMG, Inc., 576 F. Supp. 1197 (S.D. Fla. 1983); Irving Bank Corp. v. The Bank of New York, 140 Misc. 2d 363, 530 N.Y.S. 2d 757 (N.Y. Sup. Ct. 1988); Good v. Lackawana Leather Co., 96 N.J. Super. 439 (Ch. Div. 1967); Applestein v. United Board & Carton Corp., 60 N.J. Super. 333, 159 A.2d 146 (Ch. Div. 1960), affirmed, 33 N.J. 72 (1960).  In none of these cases did the court find that a de facto merger had taken place where, as here, the acquired corporation continued to exist as a separate entity.

Plaintiff mistakenly relies upon the decision by Justice Cahn in Irving Bank Corp. v. The Bank of New York Company, 140 Misc.2d 363, 530 N.Y.S. 2d 757 (N.Y. Sup. Ct. 1988)(Cahn, J.), and a New Jersey Chancery Court decision, Applestein v. United Board & Carton Corp., 60

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N.J. Super. 333, 159 A.2d 146 (Ch. Div. 1960), aff’d, 33 N.J. 72 (1960), to support its argument that the transaction in this case is a de facto merger. See Plaintiff’s Memorandum of Law (“Pl. Mem.”) at 13-16.  Both cases undermine Plaintiff’s contention that the proposed transaction is a de facto merger.  In both cases, the courts found that when a corporation acquires the stock of a second corporation in a two-party transaction, and the acquired corporation does not go out of business, the de facto merger doctrine does not apply.  In short, both cases require that Plaintiff’s application be denied.

In the case of Irving Bank, The Bank of New York Company (“BNY”) proposed to acquire control of Irving Bank Corp. (“IBC”) in a two-step process: first, by acquiring all or a majority of the outstanding shares of IBC in consideration for the payment of cash and one or two BNY shares for each IBC share acquired, and second, by consummating a merger between IBC and either BNY or an affiliate of BNY at a future date.  IBC as a shareholder of BNY moved to enjoin BNY from implementing its proposed acquisition of IBC.  Like Crescendo here, IBC’s application was based on the contention that the proposed acquisition constituted a de facto merger that could be implemented only after approval by two-thirds of BNY’s shareholders as required by BCL §903.

IBC argued that although the “form” of the first step of the two-step transaction proposed by BNY was not actually a merger between BNY and IBC, the “substance” was that of a merger, and it urged the Court to apply the de facto merger doctrine and treat the plan as a merger requiring a two-thirds vote.  Justice Cahn rejected IBC’s argument and refused to apply the de facto merger doctrine to enjoin the transaction.

Justice Cahn began his analysis by observing that BCL 901 defines the term “merger” as a transaction leading to the formation of a single surviving corporation.  He then cited to the case

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of Danziger v. Kennecott Copper Corp., Index No. 21941/1977, Sup. Ct., N.Y. County (Kirschenbaum, J.), aff’d, 60 A.D.2d 552, 400 N.Y.S.2d 724 (1st Dep’t 1977), for the proposition that when a corporation acquires shares of a third-party — unaccompanied by the cessation of business of that third-party — that acquisition does not fall within Article 9 of the BCL.  530 N.Y.S.2d at 759.  In finding that Article 9 of the BCL was inapplicable, Justice Cahn stated as follows:

The fact that the corporation whose shares are acquired continues to exist means that there is no requirement for shareholder approval under BCL 903(a)(2).  Danziger v. Kennecott Copper Corp, supra.  Effectively, said case stated that in circumstances similar to the instant case the de facto merger doctrine will not be applied.  The de facto merger doctrine has been applied in this state, but only where it is apparent that the acquired corporation was quickly to be dissolved. (Emphasis added).

530 N.Y.S.2d at 759-60.

The Court noted that the first step of BNY’s proposed acquisition plan was to gain control of IBC by acquiring a majority of its shares and did not involve the immediate dissolution or cessation of IBC’s business or the assumption by BNY of all of IBC’s debts and obligations. Id. at 758. Moreover, BNY’s acquisition was to be accomplished thought the purchase of IBC’s stock rather than its assets.  As a result, IBC would survive as a corporate entity, with all its assets intact.  Although BNY was considering a merger with IBC at a future date, the transaction that was actually before the Court was the acquisition of a subsidiary.

Because the proposed transaction did not contemplate joining the business affairs and assets of BNY and IBC, the Court found the de facto merger doctrine inapplicable and denied IBC’s motions to enjoin BNY’s ongoing acquisition of IBC stock on the grounds that two-thirds shareholder approval was required under BCL § 903.  Id. at 760.  Irving Bank is directly on point and controlling here.

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Plaintiff also mistakenly cites Applestein for its argument that the proposed merger between JV Merger, Inc. and Analysts is a de facto merger between CHC and Analysts. Applestein is readily distinguishable from the situation here.  In Applestein, defendant United Board & Carton Corp. (“United”) entered into a written agreement (the “Agreement”) with the sole shareholder (the “Shareholder”) of Interstate Container Corp. (“Interstate”) pursuant to which the Shareholder would deliver to United all his shares in Interstate in exchange for a 40% stock interest in United.  At the time, Interstate had a market capitalization far less than the market value of 40% of United’s stock.

Significantly, unlike here, the Agreement did not contemplate the continued operation of Interstate as a subsidiary of United.  It provided that (i) United would take over all the outstanding stock of Interstate; (ii) all Interstate’s assets and liabilities would be recorded on the books of United; and (iii) Interstate would be dissolved.  60 N.J. Super. at 339-40.

United submitted the matter to a vote by its shareholders and advised its shareholders in its proxy materials that the adoption of the proposal would require the affirmative vote of only a majority of the shares present at the meeting, not the two-thirds vote required by the New Jersey Corporation Code for a merger.  Dissident shareholders sued, claiming, among other things, that they were entitled to be notified of their dissent and appraisal rights and that a two-thirds vote was required.

The trial court noted that although the immediate effect of the exchange of shares was that Interstate would become a wholly-owned subsidiary of United, it was not intended that United would continue to operate.  In this regard, the trial court observed as follows:

While it is true that the agreement would make United the owner of all the shares of Interstate, so that, in that sense, Interstate would be a corporation wholly owned by United, the plan does not provide for the future operation of Interstate, as a subsidiary or

21

wholly-owned corporation of United.  Upon the so-called ‘pooling of interests,’ it is expressly intended that Interstate will be dissolved.  It will never be a subsidiary corporation at all.  It will not carry on its corporate activities, once the agreement has been completed.  It will have no officers and directors.

Id. at 349 (emphasis added).

These facts, including the fact that Interstate would be dissolved, persuaded the trial court that the “corporate combination” envisioned under the Agreement was actually a de facto merger regardless of what the parties to the transaction called it.  Id. at 351.  Since United had failed to (i) notify and advise its shareholders of their statutory right of dissent and appraisal, and (ii) obtain stockholder approval by the statutorily required two-thirds vote and the trial court ruled that the Agreement and the proposed transaction were invalid.  Id. at 353.

Applestein and Irving represent two sides of the same coin.  In reaching his decision that the de facto merger doctrine did not apply to the challenged transaction, Justice Cahn relied on the fact that the acquired company, IBC, would continue to survive as a separate corporation and that none of its assets or liabilities would be transferred to the parent, BNY.  In Applestein, the Chancery Court focused on the fact that the acquired corporation, Interstate, would be dissolved and no longer operating when the court concluded that the de facto merger doctrine did apply.  Taken together, Applestein and Irving stand for the proposition that where the target of an acquisition in a two-party transaction continues to exist and function as a subsidiary with its assets and liabilities intact, the de facto merger doctrine does not apply.

The results in Irving Bank and Applestein are consistent with the analysis and holding of the United States District Court in Equity Group Holdings v. DMG, Inc., 576 F.Supp. 1197 (S.D. Fla. 1983), another case in which the acquired corporation continued to exist following the transaction.  In the Equity Group Holdings case, the District Court refused to apply the de facto merger doctrine to a triangular merger and denied a shareholder’s motion to enjoin a

22

shareholders’ meeting to approve the merger.  In denying the application, the Court noted that reverse mergers are useful transactions from a corporate/public policy standpoint and that the Florida Legislature had not seen fit to amend its corporate law to require a full majority approval of the acquiring corporation’s outstanding shareholders for such transactions.  577 F. Supp. at 1206.

The facts in Equity Group Holdings closely parallel the facts before this Court.  In Equity Group Holdings, shareholders of defendant DMG, Inc. (“DMG”) challenged a proposed merger between a wholly-owned subsidiary of DMG known as Diversified Mortgage Investors, Inc. (“DMI”), and Carlsberg Corporation (“Carlsberg”), and sought to enjoin a shareholders meeting to approve the issuance of shares in connection with the merger for which only a simple majority of votes cast, rather than a full majority of all outstanding shares, would be required to effectuate the merger.

The transaction at issue was structured in a manner similar to the one at issue in this case.  Pursuant to a Merger Agreement among DMG, DMI and Carlsberg, Carlsberg was to merge into DMI, a wholly-owned subsidiary of DMG, and the outstanding shares of Carlsberg were to be converted into shares of DMG common stock.  DMI’s parent, DMG, proposed to issue two million shares of voting preferred stock to Carlsberg in a separate transaction pursuant to a Stock Purchase Agreement.  The shares of DMG stock would then be exchanged for forty-four thousand, four hundred forty-four shares of Carlsberg convertible preferred stock.  As a result of the two transactions, 64% of DMG common stock would be owned by Carlsberg shareholders after the merger.  Id. at 1199.

The dissenting shareholder, Equity Group Holdings (“Equity”), argued that (i) DMG’s issuance of stock to Carlsberg shareholders, and the merger of DMI (a subsidiary of DMG) and

23

Carlsberg, taken together, constituted a de facto merger of all three corporations, and (ii) Florida Corporation Law § 607.221 required a full majority of all outstanding shares to approve the de facto merger transaction, rather than the simple majority of votes required under the rules of the New York Stock Exchange for approval of DMG’s issuance of stock to Carlsberg shareholders.  Id. at 1200-01.  Like Crescendo, Equity conceded that the transactions in issue did not fall under the strict wording of Section 607.221 and that the Court would have to declare the transactions a de facto merger for the statute to apply.  Id.  The District Court refused to find that the transactions at issue constituted a de facto merger of Carlsberg and DMG and denied Equity’s motion for a preliminary injunction.

With respect to the first element of injunctive relief — plaintiff’s likelihood of success on the merits — the Court rejected Equity’s argument that the real acquiring corporation in the proposed transaction was Carlsberg because Carlsberg was bigger than DMG and would ultimately control DMG after the DMI/Carlsberg merger and directorial elections were consummated.(3)  Id. at 1203-04.  In so doing, the District Court cited to decisions from several other jurisdictions finding that there was no basis for construing a proposed merger between a subsidiary and a third-party as a merger of the parent.(4)  Id. at 1204.

(3) The District Court rejected the argument out of hand, stating as follows:

This argument is not without its intellectual appeal, and on a theoretical level it may be quite descriptive, but this is a Court of law and equity rather than one of metaphysics and philosophy.  There is simply no basis in the case law to support Plaintiff’s contentions sufficiently to constitute a ground for preliminary injunctive relief.

Id. at 1204.

(4)  See, e.g., Perl v. I.U. International Corp., 61 Haw. 622, 607 P.2d 1036 (1980) (notwithstanding that parent formed subsidiary for sole purpose of merger with target, the Hawaii Supreme Court held that parent not a party to the merger, so no de facto merger was found with respect to parent); Allyn Corp. v. Hartford National Corp., [1982 Tfr. Binder] Fed. Sec. L. Rep. (CCH) ¶ 98,646 at 93,181 (D. Conn. 1982) (“Under Delaware law, a merger between a wholly-owned subsidiary and a third party is not to be treated as though it is a merger between the parent corporation and the third party.”); cf. also, Terry v. Penn Central Corp., 668 F.2d 188 (3rd Cir. 1981) (under a Pennsylvania statute enacted to minimize the applicability of the de facto merger doctrine, the Court noted: “No allegation of fraud has been advanced, and the only allegation of fundamental unfairness is that the appellants will, if the merger is consummated, be forced into what they consider will be a poor investment . . . Even if appellants’ evaluation of the merits of the proposed merger is accurate, poor business judgment on the part of management would not be enough to constitute unfairness cognizable by a court.”  Id. at 194).

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With respect to the issue of irreparable harm, the Court concluded that Equity had “failed to articulate any cognizable injury that could not be repaired.”  Id. at 1205.  The Court first observed that it was not certain that the transactions complained of would receive shareholder approval or that the injuries asserted by plaintiff would ever materialize.  Moreover, even if the merger were to be effectuated and later declared unlawful, the merger could be unwound.  Id. (citing, SEC v. National Securities, Inc., 393 U.S. 453, 89 S.Ct. 564, 21 L. Ed. 2d 668 (1959)).  Thus, plaintiff’s claimed injuries were purely speculative.

With respect to the balance of harms, the Court noted that Equity had failed to demonstrate that it would suffer any harm in the absence of an injunction. By contrast, the Court found evidence that granting a preliminary injunction would substantially harm the defendants by, among other things, putting DMG’s financing arrangement with its lender in jeopardy.  Id.

As the fourth and final part of its analysis, the Court considered the effect that an injunction would have upon the public interest and observed that while there was merit to Equity’s argument that shareholders in a public company should not be denied the right to vote, that right was not disregarded in the transactions before the Court.  The only difference was the percentage required for approval of the transaction (the issuance of shares in connection with the merger) under the New York Stock Exchange’s Rules and the statutory merger standard.  Id. at 1206.

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The Court further observed that the failure of Florida’s legislature to amend its corporate laws to restrict or limit the right of corporations to engage in triangular mergers without obtaining a majority vote could be viewed as evidence of a legislative intent not to restrict such transactions.  The Court stated as follows:

Florida Statute Section 607.221 guarantees voting rights to the shareholders of the merging subsidiary and the third company, the target or non-surviving corporation; but the section does not contemplate the triangular situation with which the Court is herein faced.  The Florida statutes permit the use of the parent’s shares as merger consideration.  Coupled with the tax advantages and tax-free status of the triangular merger under the Internal Revenue Code, and the convenience of a merger by exchange of stock rather than assets, this is just the type of transaction which the legislature cannot be presumed to have overlooked.  In fact, it might be inferred that the legislature intentionally did not want to discourage such forms of merger by awarding voting or appraisal rights to the shareholders of the parent.  It will be noted that commentators familiar with the drafting of provisions authorizing triangular mergers support exactly this position.  See generally S. Schulman and Alan Schenk, “Shareholders’ Voting and Appraisal Rights in Corporate Acquisition Transactions”, THE BUSINESS LAWYER, vol. 38 at 1529, 1537-42 (August 1983), and authorities cited therein.

* * *

On the foregoing basis, this Court cannot surmise from the Florida Corporation Act that Florida intended anything other than to allow the type of transactions at issue in the case at bar to occur without the necessity of a vote of a full majority of shareholders of the parent of the acquirer.

Id. at 1206. (Emphasis added).

The Equity Group Holdings decision is directly on point and constitutes another overwhelming rejection of Crescendo’s contention that the triangular merger at issue here should be treated as a de facto merger between CHC and Analysts.  The parallels are numerous.  As in Equity Group Holdings: (i) the acquired corporation, Analysts, will continue to exist as a subsidiary of CHC with its assets and liabilities intact; (ii) Crescendo has failed to show any

26

cognizable harm, let alone irreparable harm; (iii) CHC’s shareholders’ right to vote is not being denied or disregarded (only the nature of the vote and the percentage required for approval are at issue); and (iv) nothing in Article 9 of the BCL suggests that it was intended to cover a triangular merger. Notably, the Equity Group Holdings decision is not even mentioned in Plaintiff’s Memorandum of Law.

In the instant case, when the proposed triangular merger between JV Merger, Inc. and Analysts is concluded, CHC will own all the shares of Analysts, and Analysts will be a wholly-owned subsidiary of CHC.  Analysts will survive as an independent corporation, and its assets and liabilities will remain intact.  Therefore, the de facto merger doctrine is inapplicable.  As a result, the voting requirements of Section 903 of the BCL do not apply, and the voting process employed by CHC for seeking approval of the proposed transaction is appropriate and lawful.

For all the reasons set forth above, Plaintiff has failed to establish a likelihood of success on the merits, and Plaintiff’s motion for a preliminary injunction should be denied.

B.                                    Plaintiff Has Failed To Demonstrate It Will Suffer
Irreparable Harm If The Merger Is Consummated

To establish “irreparable harm,” Plaintiff must show immediate irreparable harm or the absence of an adequate remedy at law.  Irreparable harm must be shown to be imminent, not remote or speculative, and the injury must be such that it cannot be fully remedied by monetary damages. See, e.g., McGann v. Incorporated Village of Old Westbury, 170 Misc.2d 314, 647 N.Y.S.2d 934, 935 (N.Y. Sup. Ct. 1996).  Where an adequate remedy at law exists, no injunction should issue.  See Pantry Pride, Inc. v. Rooney, 598 F.Supp. 891, 899 (S.D.N.Y. 1984) (denying motion to enjoin certification of the results of a shareholders’ meeting, in the event that defendants’ slate of nominees was elected to the board of directors, on the grounds that plaintiff failed to establish irreparable harm, given that the Court had the power to set aside the election or

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grant other relief); Schulwolf v. Cerro Corporation, 86 Misc.2d 292, 380 N.Y.S.2d 957 (N.Y. Sup. Ct. 1976) (denying motion to enjoin a merger on the grounds, among others, that stockholders failed to show irreparable harm); H. L. Green Company v. Industrial Development Inc., 8 A.D.2d 785, 186 N.Y.S.2d 679 (1st Dep’t 1959) (reversing lower court decision that enjoined annual meeting, on the grounds that no irreparable harm had been shown).

In this case, Plaintiff has failed to meet its burden.  First, its request for injunctive relief is premature.  Plaintiff concedes that if the merger proposal is defeated or approved by a two-thirds majority, its application will become moot.  See Pl. Mem. at n.1.  In short, Plaintiff’s alleged injuries might never materialize.

Second, Plaintiff has produced no facts showing how it will be irreparably harmed if an injunction does not issue and the merger is consummated.  In wholly conclusory language, Plaintiff asserts that if the Court does not issue an injunction and the merger is permitted to proceed, “the effects of actions taken in furtherance of the merger will likely be irreversible.”  (Plaintiff’s Mem., p. 20).  This vague and conclusory assertion implies that CHC, JV Merger, Inc. and Analysts cannot be restored to their pre-merger status.  No facts are offered as to how the consummation of the proposed merger, in which Analysts will survive with its assets intact, is “irreversible” or will cause Plaintiff any harm, let alone irreparable harm.  CHC and Analysts will not merge.  They will retain their separate identities.  As in Equity Group Holdings v. DMG, Inc., supra, plaintiff has “failed to articulate any cognizable injury that could not be repaired.”  Id. at 24.  This failure — in and of itself — warrants the denial of Plaintiff’s motion.

Plaintiff also has an adequate remedy at law.  If the merger is consummated unlawfully — a premise which assumes that a majority of CHC’s shareholders will approve the issuance of stock to Analysts — it could be unwound. Lieferant v. Bartell, 36 Misc.2d 477, 232 N.Y.S.2d

28

1003 (N.Y. Sup. Ct. 1962).  See also Equity Group Holdings v. DMG, Inc., 576 F.Supp. at 1204, citing, SEC v. National Securities, Inc., 393 U.S. 453, 89 S.Ct. 564, 21 L. Ed. 2d 668 (1959).

In the Lieferant case, the plaintiff stockholders commenced an action to enjoin the consummation of a merger on the grounds that the proxy statement was false and misleading.(5)  Thereafter, a proposed settlement of the matter was contested by intervening shareholders.  A referee was appointed by the Court to review the proposed settlement, and the referee concluded that the plaintiffs were likely to prevail in their action to enjoin the merger if the matter went to trial.

The intervening shareholders sought to confirm the referee’s report, and the defendants cross-moved to approve the settlement.  Among other things, the defendants argued that the merger, “having already been consummated, cannot now be unscrambled.”  Id. at 1006.  The Court rejected that argument, stating as follow:

It has long been established that where a defendant with notice in an injunction proceeding completes the acts sought to be enjoined the court may by mandatory injunction restore the status quo (Porter v. Lee, 328 U.S. 246, 251, 66 S.Ct. 1906, 90 L.Ed. 1199 (1946); Jones v. Securities and Exchange Commission, 298 U.S. 1, 15-17, 56 S.Ct. 654, 80 L.Ed. 1015 (1936); Ramsburg v. American Investment Company of Illinois, 231 F.2d, 333, 336-8 [7th Cir. 1956]; Subin v. Goldsmith, 224 F.2d 753, 761-2 [2nd Cir. 1955]).

* * *

The jurisdiction of the court to undo the merger attached as soon as the injunction was sought regardless of whether or not it was granted (Ramsburg, supra).

(5) In a separate earlier decision, Special Term denied plaintiffs’ motions for preliminary injunctions pendende lite to enjoin a special meeting of shareholders to vote on a proposed merger, and to further restrain defendants from voting on the proposed merger, and observed, inter alia, that balancing  the equities favored the denial of plaintiff’s motion.  See Williams v. Bartell, 34 Misc.2d  552, 226 N.Y.S. 2d 198 (N.Y. Sup.Ct. 1962). The basis for Special Term’s decision is discussed infra in Section C herein, which addresses the balance of harms.

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232 N.Y.S.2d. at 1006.  Accord, Equity Group Holdings v. DMG, Inc., supra at 24 (“Even if the merger were to be effectuated and later declared unlawful, the merger could be judicially unwound if the law required such action.  See SEC v. National Securities, Inc., 393 U.S. 453, 21 l. Ed. 2d. 668, 89 S. Ct. 564 (1959)”).

In this case, the merger can be unwound should this Court ultimately determine that Irving Bank was wrongly decided by Justice Cahn.  As noted earlier, Analysts is not being dissolved. It is going to continue to operate in Minnesota and elsewhere with its assets and liabilities intact.  If the Court somehow finds the transaction to be a de facto merger, the conversion of Analysts shares into CHC shares could be rescinded.

Since plaintiff has not carried its burden of establishing immediate and irreparable harm, Plaintiff’s motion for a preliminary injunction should be denied.

C.                                    A Balancing Of The Equities Favors CHC

To obtain a preliminary injunction, Plaintiff must show that the irreparable injury to be sustained by the Plaintiff in the absence of an injunction outweighs the harm caused to defendant through imposition of the injunction.  Metropolitan Package Store Assoc. v. Koch, 80 A.D.2d 940, 437 N.Y.S.2d 760 (3d Dep’t 1981); Nassau Roofing & Sheet Metal Co., v. Facilities Development Corp., 70 A.D.2d 1021, 418 N.Y.S.2d 216 (3d Dep’t 1979).  “In balancing the equities, the court should consider various factors, including the interests of the general public, whether plaintiff was guilty of unreasonable delay, and whether plaintiff has unclean hands.”  United for Peace and Justice v. Bloomberg, 783 N.Y.S.2d. 255, 259 (N.Y. Sup. Ct. 2004).  As shown below, those factors weigh decidedly against plaintiff.

1.                                      The Equities Tip in Favor of CHC

In the present case, as noted earlier, Plaintiff failed to meet its burden of demonstrating that it will suffer immediate and irreparable harm in the absence of an injunction.  By contrast,

30

the issuance of an injunction – coupled with the attendant publicity such an order will generate as part of Plaintiff’s ongoing public relations campaign – will cast a shadow over the upcoming shareholders vote and will likely have a chilling effect on the vote.  Moreover, an injunction against consummating the merger after it is approved by a majority of CHC’s and Analysts’ shareholders would thwart their decision and disenfranchise them.

2.                                      Plaintiff is Guilty of Laches, and on This Ground Alone, Its Application for a Preliminary Injunction Should Be Denied

By waiting until 10 days before the meeting to file this action to have the subject transaction declared a de facto merger, plaintiff is guilty of laches. On this ground alone, its application for injunctive relief must be denied.  It is well-established that a preliminary injunction will be denied where the movant is guilty of laches. United For Peace and Justice v. Bloomberg, 783 N.Y.S.2d 255, 259-60 (N.Y. Sup. Ct. 2004); Schulwolf v. Cerro Corporation, 380 N.Y.S.2d 957, 963 (N.Y. Sup. Ct. 1976); Schwarz v. Ferrara, 311 N.Y.S.2d 211, 213 (N.Y. Sup. Ct. 1970).

Schulwolf v. Cerro Corporation, supra, is especially instructive. In that case, shareholders brought an action seeking to enjoin a corporate merger. As here, plaintiffs moved for a temporary injunction, which the court denied. While the decision was not based on laches because plaintiff failed to establish a probability of success on the merits or irreparable injury, the court discussed laches as though it were measuring the conduct of Crescendo in this case:

Although the decision is not so grounded, it must be noted that Plaintiff is are chargeable with gross laches. The proposal and its terms were announced publicly on November 19, 1975. The proxy statement was mailed January 27, 1976. Although there was communication between plaintiffs’ counsel and Cerro, the order to show cause commencing this action was not obtained and served until February 18, 1976, returnable February 20, four days before the scheduled stockholders’ meeting called for February 24, 1976. The intolerable burden such unwarranted delay imposes on

31

defendants and the court would in and of itself warrant denial of the injunction. Id. at 299.

380 N.Y.S.2d at 963.  Accord, SportsChannel v. National Hockey League, 186 A.D.2d 417, 589 N.Y.S.2d 2, 3-4 (1st Dep’t 1992).

As the Statement of Facts and accompanying affidavit demonstrate, the facts in the instant case are strikingly similar to Schulwolf. Here, the merger was publicly announced by CHC and Analysts on April 13, 2005.  On May 31, CHC filed its preliminary proxy statement, explaining in the Q&A that a majority vote of CHC’s shareholders would be required for approval of the stock issuance. On the same date, May 31, Plaintiff began buying CHC shares.  On July 22, plaintiff filed its preliminary proxy statement, announcing the requirement of a majority vote. On August 11, plaintiff’s proxy statement became definitive, again reciting that a majority vote was required.  From July 29 forward, plaintiff’s counsel was communicating with CHC and its counsel regarding a list of shareholders, meeting dates and other topics. At no time until this suit was filed one week ago did plaintiff ever suggest that a two-thirds vote was required.

One week ago and just 10 days before the September 2 shareholders’ meeting, on August 23, plaintiff filed the instant Order to Show Cause. The return date is only three days before the stockholders’ meeting.  Crescendo’s delay is directly analogous to the plaintiffs’ delay in Schulwolf.  The Schulwolf plaintiffs knew about the merger for about three months, as has Crescendo. The Schulwolf plaintiffs had the company’s proxy for almost one month before suit; Crescendo had CHC’s preliminary proxy for 2½ months before suit. The Schulwolf plaintiffs filed suit six days before the meeting; Crescendo filed suit 10 days before the meeting. Schulwolf’s return date was four days before the scheduled meeting; Crescendo’s is three days. Crescendo’s delay is even more culpable than the delay in Schulwolf.  Crescendo itself made

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public filings with the SEC asserting to CHC shareholders that only a majority vote was required for approval of the share issuance.

While Crescendo was sleeping on its rights, perhaps deliberately waiting to see how the vote is going, CHC has spent large amounts of time, money and effort preparing and filing its proxy statements, responding to SEC comments as part of the normal procedure for proxy materials, contacting shareholders regarding the upcoming meeting, and, finally, arranging for the conduct of the meeting itself and the tabulation of results.

Because Plaintiff is guilty of laches, Plaintiff’s request for a temporary injunction must be denied.

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POINT II

THIS COURT SHOULD DENY AS MOOT PLAINTIFF’S
MOTION FOR AN ORDER PURSUANT TO CPLR 7803
COMPELLING CHC TO SET A RECORD DATE

Article 78 of the CPLR provides a vehicle for judicial review of the actions of state-chartered entities, including corporations.  Plaintiff seeks an order in the nature of mandamus pursuant to CPLR 7803 to compel CHC to set a record date for a special meeting of shareholders.

Besides the obvious procedural impropriety of commencing an Article 78 proceeding with the service of a summons and complaint as opposed to a notice of petition and petition, the relief requested by plaintiff must be denied as moot because CHC has set and noticed a record date, as reflected in its preliminary proxy statement filed with the SEC on August 24, 2005.  The law is clear that irrespective of whether plaintiff’s application is treated as an action seeking relief in the form of a mandatory injunction or mandamus, such relief will not be entertained if the controversy between the parties is moot.  See, 67A  N.Y. Jur.2d, Injunctions §8 (2005); 6 N.Y. Jur.2d, Article 78 Proceedings §294 (2005).  Because CHC has now set and noticed a record date as requested by plaintiff, plaintiff’s request for said relief is moot, and plaintiff’s request for mandamus under Article 78 should be denied.

The Second Meeting

Plaintiff’s complaint (though not its Order To Show Cause) seeks an order requiring CHC to hold a special meeting of shareholders on September 22, 2005.  By not including a request for that relief in its Order To Show Cause, plaintiff appears to recognize that any such request would be premature.  See Furlong v. New York State Worker’s Compensation Board, 97 A.D.2d 247, 467 N.Y.S.2d 366 (1st Dep’t 1983) (Action for declaratory judgment dismissed on

34

grounds that no justiciable controversy existed because the “dispute” between the parties was dependent upon the possible happening of a future event, which might not occur.).

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CONCLUSION

For all the reasons set forth above, it is respectfully requested that this Court deny, in all respects, the application of plaintiff Crescendo Partners II, L.P., Series R, for a preliminary injunction and an order compelling defendant Computer Horizons Corp. to set a record date.

Dated:	New York, New York
August 29, 2005

SILLS CUMMIS EPSTEIN & GROSS P.C.
Attorneys for Defendant Computer Horizons Corp.

By:
Marc Friedman
A. Ross Pearlson
John Carlson
30 Rockefeller Plaza
27th Floor
New York, New York 10112
(212) 643-7000

36

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK - CIVIL TERM - PART 60
X
CRESCENDO PARTNERS 11, L.P.,

Plaintiff,
Index No.
-against-	603012/05

COMPUTER HORIZONS CORP.,

Defendant.
X

60 Centre Street
Motion	New York, New York
August 31, 2005

B E F O R E:

HONORABLE BERNARD J. FRIED,

Justice

A P P E A R A N C E S:

OLSHAN, GRUNDMAN, FROME, ROSENZWEIG &

WOLOSKY LLP

Attorneys for the Plaintiff

65 East 55th Street

New York, New York 10022

BY:        KENNETH J. RUBINSTEIN, ESQ.

THOMAS J. FLEMING, ESQ.

SILLS, CUMMIS, EPSTEIN & GROSS

Attorneys for the Defendant

One Riverfront Plaza

Newark, New Jersey 07102

BY:        MARC S. FRIEDMAN, ESQ.

ROSS PEARLSON, ESQ.

JOHN PHELPS, CSR, RPR, CRR

SENIOR COURT REPORTER

JOHN PHELPS SENIOR COURT REPORTER

Proceedings

THE COURT OFFICER:  Come to order.

THE COURT:  Just so I know who I’m speaking to, if you can’t hear me tell me, just because of the acoustics here. I had surgery in my mouth. From the left, please, last name?

MR. PEARLSON:  Ross Pearlson, your Honor, law firm of Sills, Cummis, Epstein and Gross. We represent the defendant.

THE COURT:  Your name, sir?

MR. FRIEDMAN:  Marc Friedman, also from the Sills, Cummis law firm, your Honor.

THE COURT:  Can I have the plaintiff?

MR. RUBINSTEIN:  Good afternoon, your Honor. Kenneth Rubinstein from Olshan, Grundman, Frome, Rosenzweig & Wolosky for the plaintiff Crescendo Partners and with me is my partner Thomas Fleming.

THE COURT:  Thank you. I’ve been through the papers and I apologize for yesterday’s cancellation. I was in the doctor’s office, unexpectedly. That’s neither here nor there, but in any event, I’ve been through the papers, I think sufficiently that I understand hopefully what these issues are.

Let me make sure I have all the right papers. I have the original order to show cause that was filed and signed, I believe by Judge Cahn. In connection with that, I have plaintiff’s memorandum of law in support of that application.

I have Computer Horizons’ memo in opposition. I have an affidavit of Michael Cofield in opposition. I have the original summons which obviously I didn’t have and I have a document entitled, “The Appendix to Computer Horizon’s Memo in Opposition” and I have a copy of the Computer Horizons and Analysts international filing prospectus. I don’t have any responsive papers from the plaintiff. Were there any filings?

MR. RUBINSTEIN: NO, your Honor. It was an order to show cause.

THE COURT: I understand that, but I don’t know if you had a chance to file papers or not.

MR. RUBINSTEIN: No, your Honor.

THE COURT: Okay. It’s your motion.

MR. RUBINSTEIN: Thank you, Judge.

THE COURT: Tell me why this is a matter which is subject to the three quarter of the BCL, why it’s not just an acquisition of asset.

MR. RUBINSTEIN: Your Honor, as determined by the court in Irving Bank in these type of transactions —

THE COURT: Judge Cahn in the Irving Bank case talked about the acquisitions assets going out of business in effect where there’s really a merger that occurs where the distinction between the companies dissolves and in that case, he denied the application.

MR. RUBINSTEIN: Well, I think here, your Honor, and this is the important factor in all these cases and the point I was getting to of Irving Bank, Judge Cahn said it’s most important in these types of transactions to, A, look through the form to the substance which really happened in the transaction and, B, make a determination about the specific facts of the specific transaction and here, your Honor, the specific facts of this transaction looking past the form to the substance clearly represent a merger between Computer Horizons and Analysts, unlike other situations, and a big factor and probably the main factor in Judge Cahn’s decision was there was no actual combination of the Bank of New York and Irving Bank.

There was no actual combining of the business affairs

THE COURT: There’s no combining here. Doesn’t Analysts remain a subsidiary of Computer, but then they’re joined together sort of like an amalgamation of the new company that’s going to be called Computer something, but they maintain their assets.

MR. RUBINSTEIN: I don’t believe so, your Honor. It’s the form against the substance and the substance here is, A, the board of directors of Computer Horizons and Analysts is being combined, the management of the company, not the sub of Computer Horizons and Analysts is being combined. Analysts is acquiring 48 to 52 percent of not the sub shares, but Computer Horizons shares.

The name of the entity is being changed,

not of the sub of Computer Horizons is being changed and in their words to reflect the combination of these entities, in their words, we’re combining the businesses of Computer Horizons and Analysts.

THE COURT: If they can do that in a way that doesn’t cause, create a vehicle in, which would cause the judge made a de facto merger principle to arrive what could they do — what is the prejudice here besides the fact that your clients are in effect being denied perhaps their security that’s being diluted or that they’re losing, if you will, some kind of control in this company.

MR. RUBINSTEIN: Two points, your Honor. The first point is they can’t do that. In this situation, when you look to the substance of the transaction, if what’s happening is after the merger, it is a de facto merger. Just by creating the shell merger sub and concocting a reverse triangular scheme, you can’t avoid 903. You have to comply with it. That’s looking to the form to the substance. The prejudice is overwhelming.

Instead of seeking two-thirds of the shares voting requirement which they would have to do under the BCL, what they are doing is a majority of shares voted on Friday at the special meeting.

THE COURT: I understand that.

MR. RUBINSTEIN: Majority of the shares voted which could be far, far less than the outstanding shares percentage, your Honor. Here especially the ownership interest in this company is only two percent management, approximately 48 percent institution and approximately 50 percent held in street name or by retail investors. Now if they only have to get a majority of shares voted on Friday, who knows if the voting percentage of the total outstanding shares is going to be 50, 60, 70. They’re really disenfranchising the shareholders on voting what actually is a merger of Computer Horizons and Analysts.

For that, they would have to get two-thirds of the outstanding shares. It’s severe prejudice. It’s not just our client, your

Honor —

THE COURT: The opposition is a basis for me to make a ruling or do I need to find that there is in fact a de facto merger that has created a sale of all the assets, eliminates the corporate entities and it is being developed — the documents developed as well as you know is a reply to situations where there would be determined prejudice if that’s the right word or right phrase to the existing, normally it would be the creditors and perhaps the shareholders. What would be the prejudice here?

MR. RUBINSTEIN: For the ruling today, your Honor —

THE COURT: I’m concerned at the likelihood of success, that’s why I asked you the questions I did. That’s the threshold question to me. I would concede you are correct that if there’s a likelihood of success, there’s irreparable injury and I should issue a TRO. I don’t have any doubt about that. So my concern is whether there’s a likelihood of success on the theory this can be stopped because it constitutes a de facto merger.

MR. RUBINSTEIN: Like I described for your Honor, I think we look to the substance of what they set up here. It’s really a straight line instead of an L. Straight line meaning a merger between Computer Horizons and Analysts, the L meaning creation of the reverse triangular concoction.

I think the difference here between the cases they deny the de facto merger is that the L is real. Here it is illusory. Because here the A and C components leaving out that B sub component. The A and C components are merging the businesses. It’s a merger of equals. They, in their solicitation, say we are combining A and C, Computer Horizons and Analysts. They’re unabashed in saying B, the JV merger Corp., is basically illusory. It’s set up so we can circumvent the BCL requirement and make our deal go through.

Management is being combined, the board is combined. They’re going straight right through that’s why this whole concoction they developed here to avoid the BCL is illusory. It is a de facto merger of Computer Horizons and Analysts that would allow BCL to comply.

THE COURT: You’re saying any brief of the successor entered into that may be how I read it —

MR. RUBINSTEIN: I think the term used is combined entity, your Honor.

THE COURT: Maybe it’s combined entity. But you say in your brief that that entity would assume the liabilities of Analysts and I didn’t see any support in the underlying documents for that proposition.

MR. RUBINSTEIN: What’s happening, your Honor —

THE COURT: Is there any support in the documents that were submitted either with the SEC or any other documents that were submitted to me that would allow me to conclude that Computer is assuming the liabilities of Analysts?

MR. RUBINSTEIN: Your Honor, I’ll give you what the practicality is and what they wrote. What they wrote, the successor entity is going to assume the debts and liabilities whatever that successor entity of this whole concoction may be.

THE COURT: Is there currently under the scheme a successor entity? Are you referring now to this newly described, “International”, I believe is the name.

MR. RUBINSTEIN: Yes, your Honor. I believe again it’s in their documents.

THE COURT: Where is that in the papers?

MR. RUBINSTEIN: In that process solicitation and the process of merger, your Honor, and I have to find the exact page for you, it describes what happens to the debts and liabilities, the current debt and liabilities of Analysts, what’s going to happen to them.

THE COURT: Let me deal with what’s written first.

MR. RUBINSTEIN: Sure.

THE COURT: Do you have it? I didn’t see it.

MR. RUBINSTEIN: Your Honor in Exhibit A.

THE COURT: Exhibit A?

MR. RUBINSTEIN: To my order to show cause.

THE COURT: I have it. Page?

MR. RUBINSTEIN: Page 7 of 65.

THE COURT: Paragraph 1.05.

MR. RUBINSTEIN: Correct, your Honor, and I believe, I guess it’s part of the second sentence which talks about the liabilities and duties of Analysts and the merger are becoming debts liabilities and —

THE COURT: Slow down, please.

MR. RUBINSTEIN: Sorry. Your Honor, I’ll quote for the court reporter.

THE COURT: Please.

MR. RUBINSTEIN: The liabilities and duties of the Analysts and JV merger shall become the debts, liabilities and duties of the surviving corporation. And then it goes on to talk about the sole shareholder of the surviving corporation, which I assume is the newly formed International Horizons Corp., or now Computer Horizons Corp., shall select a new board and it goes on to talk about the directors and officers of the newly formed entity.

THE COURT: Is there not a proposed charter for the newly formed entity tax summary?

MR. RUBINSTEIN: I didn’t hear that.

THE COURT: Is there — is there not a proposed article of incorporation for the newly formed entity attached somewhere?

MR. RUBINSTEIN: I do not believe so, your Honor. I believe they announced their intent to create this International Horizons Corp., after the merger is consummated and therefore effect the name change in the new articles of corporation, I believe would have to be filed at that point.

THE COURT: So at this point the successor corporation under this proposal is Analysts, is it not?

MR. RUBINSTEIN: Under this, your Honor — it depends how you look at it.

THE COURT: Under the document you’ve given to me.

MR. RUBINSTEIN: Under this, Analysts would succeed the merger sub.

THE COURT: And take over the obligations and liabilities of JV merger.

MR. RUBINSTEIN: JV merger Corp., doesn’t have anything. It’s a shell.

THE COURT: I understand that, but what else could this mean other than the successor the surviving corporation is —

MR. RUBINSTEIN: I think what it means in practicality is that the debts and liabilities of Analysts flow up to Computer Horizons and Computer Horizons as the newly formed parent and sole shareholder and the whole thing is combined and names are being changed, Computer Horizons would ultimately bear the responsibility or International Horizons, whatever you want to call it. That’s how I would read it, your Honor.

THE COURT: If Analysts has an existing liability, does this document require that liability to become discharged by the, I get these names mixed up. I’m sorry, Computer Horizons?

MR. RUBINSTEIN: Your Honor, what I would argue once this merger is consummated, if

Analysts has a liability somebody will be able to look to International Horizons Corp., the newly formed entity to assume that liability once this whole magilla is wrapped up.

THE COURT: That comes from this sentence in 1.03.

MR. RUBINSTEIN: No, that comes your Honor from the practicalities of what they’re doing here. That comes from the practicality of running a transaction where Analysts is merging into Computer Horizons, then changing their name to a newly formed entity and having the newly formed entity as a sole shareholder of this newly formed entity, that’s where that comes from your Honor. The practicalities of what’s happening here would leave me to believe someone could look to the newly formed entity for Analysts’ liabilities and I think, your Honor, it’s very unclear from anything in this what’s going to happen.

It’s very unclear as to who ultimately is going to bear the responsibilities for those entities. What they call the reverse triangular merger, but concocted in such a way where they have Analysts merging with Computer Horizons name being changed —

THE COURT: Where does Analysts merge with Computer Horizons in these documents.

MR. RUBINSTEIN: Your Honor, that’s the substance of what we’re arguing —

THE COURT: I understand, but where does the documents tell me Analysts is merging with Computer?

MR. RUBINSTEIN: Your Honor, they absolutely don’t tell you that, that’s why we’re here. If they said Analysts is merging with Computer Horizons, hopefully we wouldn’t be here but de facto that is what’s happening and in their own filings, your Honor, Exhibit C, I’ll read you the first sentence in their letter to the shareholders which is contained in all the proxy solicitations.

The respective board of directors of Computer Horizons Corp., which we refer to as CHC and Analysts International Corporation which we refer to as Analysts, have unanimously approved a merger of equals, which will result in the combination of the businesses of CHC and Analysts. That is what they’re putting out through to the public.

That’s what they claimed this transaction to be, yet behind the scenes this reverse triangular whatever you want to call it, avoids what they otherwise would have to satisfy under the BCL.

THE COURT: I want to reserve questions that I might have on the letter of record issue. Let me hear from — you want to go on unless you have something else to say?

MR. RUBINSTEIN: The only thing I have to say, your Honor, is at this point if your Honor was not going to decide the open issues and I understand you don’t have to at a very minimum to maintain the status quo, what we are seeking is something important to maintain the status quo, they can’t consummate the merger after Friday’s vote is vitally important.

Your Honor pointed it out before there would be irreparable harm if, in fact, they received the majority of the shares before the vote on Friday, before the court issued a decision, and they already said in their papers and filings we intend to consummate this merger and I’ll quote as quickly as possible after the vote.

So I think it’s vitally important to maintain the status quo up until the time the court can reach a decision on the issue and I think the injunctive relief to last through September 2nd would be required. Thank you, Judge.

THE COURT: Thank you.

MR. FRIEDMAN: Good afternoon, your Honor.

THE COURT: Mr. Friedman, tell me what is the actual business purpose that is behind this merger or this proposed, as your client describes it a merger of two companies.

MR. FRIEDMAN: The business purpose is to take advantage of opportunities in the changing market place where customers of Analysts and the customers of Computer Horizons are increasingly looking to do business with larger entities by Computer Horizons being a parent and Analysts being a wholly owned subsidiary. The boards of directors believe that they will be considered by their customer base to be a larger entity and thus more desirable than either would be by itself.

I was going to start my argument with the very place that your Honor is which is probability of success. I would submit to your Honor there is no probability of success on the merits of the de facto merger argument. This is a triangular merger. Very common technique used in tax free reorganizations. The big appendix we gave you is simply to illustrate a transaction like this one —

THE COURT: Of course I don’t know from that appendix I looked at, except for the equity transaction, there were no votes.

MR. FRIEDMAN: Right, but the only reason why there are votes —

THE COURT: I didn’t finish. I don’t know from that whether there was any litigation as a result of that or people were just very happy with what was going on.

MR. FRIEDMAN: This technique the reverse triangular merger is a very common technique for tax free acquisitions. Tax free, I can go through all the reasons why, but I don’t think they’re important at the moment. Let me explain this transaction and this is very clear from the documents.

The merger agreement which your Honor was reading through before is the essential merger agreement between two Minnesota corporations, JV merger which is a wholly owned subsidiary of Computer Horizons.

THE COURT: Was created for this purpose, correct.

MR. FRIEDMAN: Created for this purpose. This is the way it’s done and Analysts which is also a Minnesota corporation. There will be a merger between those two corporations governed by Minnesota law and those two corporations JV merger, Analysts will vote, presumably they will vote for proof of the merger. That’s not the

September 22nd meeting we’re talking about.

THE COURT: That’s the September two meeting.

MR. FRIEDMAN: Sorry, that’s not the September 2nd meeting. That’s a different meeting. As part of this transaction and what makes it a reverse triangular merger is that Computer Horizons, JV merger, Analysts, Analysts merges into JV merger and is the survivor then the shareholders of Analysts become shareholders in the parent Computer Horizons. That’s the transaction. So there are two meetings.

There’s a meeting where JV merger and Analysts have to approve the merger under Minnesota law and there’s a meeting scheduled for Friday where Computer Horizons’s stockholders have to approve the issuance of the new shares.

THE COURT: Maybe I missed something here. The JV merger has not, has there been a meeting —

MR. FRIEDMAN: They have to have —

THE COURT: I know. When is their meetings schedule for?

MR. FRIEDMAN: I believe also on Friday, but that’s a forgone conclusion because the only shareholders are horizon voting for the merger.

THE COURT: Now we come to the meeting at issue and that’s on Friday of Analysts — I’m sorry, of Computer.

MR. FRIEDMAN: O f Computer Horizons. The reason why there’s a meeting and a vote is because Computer Horizons is publicly traded under NASDAQ and the NASDAQ says, not the New York business corporation law, because that would say no vote is required on the stock issuance, NASDAQ says in order to be a member of our exchange, if there’s a stock issue that exceeds 20 percent of the already issued and outstanding shares, you have to submit it by majority vote to the shareholders. That’s where the voting requirement comes from.

THE COURT: But plaintiff’s argument is that it’s your position that the real voter requirement is 903, three quarter.

MR. FRIEDMAN: Right because they say it’s a de facto merger, but in fact when this transaction is concluded, assuming it passes, you have a situation where the parent —

THE COURT: I assume there’s no question you’re going to garner a majority at the September 2nd meeting. You don’t know if you’re going to go on a three quarter.

MR. FRIEDMAN: We think there’s a substantial probability, yes.

THE COURT: But I gather from the way the case is here that you’re not certain there will be a three quarter. There must be some uncertainty as to proxies or whatever.

MR. FRIEDMAN: I can’t tell your Honor whether we’re going to lose the vote, whether it’s going to be between 50 percent and two-thirds or whether it will be above two-thirds. I don’t know the answer to that. Anything that I will tell your Honor would be speculative. We’ll know that early next week.

THE COURT: If it’s above two-thirds, this whole thing is academic.

MR. FRIEDMAN: And if this loses, it’s academic.

THE COURT: And if it’s below 50 percent it’s academic, at least from your point of view.

MR. FRIEDMAN: It’s only controversy if it passes 50 to — 66-and-two-thirds.

THE COURT: I understand that. When will that vote be actually counted. Will it be counted on September 2nd?

MR. FRIEDMAN: No, here’s what I think will happen. I can’t make a representation that this is engraved in concrete. Best estimate as of 1:OO o’clock, which I left the office because I figured that might come up, is that the vote counting tabulation and certification which is done by an independent service is likely to occur Tuesday or Wednesday. Remember we have a Labor Day holiday. I can’t tell your Honor if it will be Tuesday or Wednesday and I would hope that Mr. Rubinstein’s client will cooperate. It requires the cooperation of the parties as observers to the process to work with this third-party, IVS Associates to tabulate the vote so they could be certified. Best guess, Tuesday or Wednesday.

THE COURT: Let’s assume, I have a series of other questions I want to ask you, but this is one of the series of questions so let’s stay with this topic. Let’s assume that the vote is received and tabulated on September 7th, which is Wednesday and at the close of business you learned that you have achieved 50 to 67-and-two-thirds percent less than the two-thirds, but more than the 50. The documents that I’ve seen, I must confess I didn’t read every single page of these papers, but the documents I did see suggested that there would then be a relatively rapid progression to effectuate the rest of this transaction; is that correct?

MR. FRIEDMAN: I can tell you what that would involve.

THE COURT: That’s what I would like to know. Timing.

MR. FRIEDMAN: This is what I’m informed by the corporates and securities people in my office who I again spoke to on several occasions including 1:00 o’clock before I left for court.

Let’s assume on Wednesday the vote is certified and the merger passes by whatever the vote maybe, but it passes. The next step is for a certificate of merger to be filed. When a certificate of merger is filed, in fact the merger —

THE COURT: Where is that filed?

MR. FRIEDMAN: That’s filed, I believe, with the New York Secretary of State. I don’t know if it’s also filed with the Minnesota Secretary of State. I’m not sure. Strike that. I think it’s just filed with the Minnesota Secretary of State.

THE COURT: That’s what I would think.

MR. FRIEDMAN: Because it’s a merger between two Minnesota corporations. Once that certificate of merger is filed, either Wednesday or Thursday Computer Horizons, who is now the parent of a wholly owned subsidiary, Analysts, calls a meeting of its board of directors and it calls a meeting of its board of directors among other things to effectuate what happened at its meeting which is that certain board members are going to resign, board members of the parent.

Certain new board members of the parent will take their positions and then as time goes on, on an operational basis, the companies will be operating as parent and subsidiary.

THE COURT: So what you’re saying is to me is that if the vote from your client’s perspective was successful, that beginning on Thursday the process, assuming it’s on Wednesday you get the vote counted, just for the argument, that beginning on Thursday, September 8th, the filing will occur and the companies will be for all effective purposes considered as merged corporations, that is JV and Analysts.

MR. FRIEDMAN: That’s correct.

THE COURT: So time is truly of the essence.

MR. FRIEDMAN: So of what?

THE COURT: So time is truly of the essence.

MR. FRIEDMAN: Time is truly of the essence except to the extent that we believe that there’s no probability of success and no basis —

THE COURT: I understand that, but assuming that I conclude otherwise time then is truly of the essence.

MR. FRIEDMAN: Well, things will happen quickly. I can’t tell you whether it will be the same day, next day or whether it will be Thursday or Wednesday. Could it be Tuesday and Wednesday. It could be, but I’m told Wednesday and Thursday.

THE COURT: Okay.

MR. FRIEDMAN: I would like to return though to the merger plan. The document you were referring to that Mr. Rubinstein was referring to when we were looking in Section 1.05.

THE COURT: Excuse me.

MR. FRIEDMAN: Section 1.05 Says —

THE COURT: I just lost the place.

MR. FRIEDMAN: Sorry.

THE COURT: One point what?

MR. FRIEDMAN: I have an extra copy.

THE COURT: I have it in my hand. I lost the page. 1.05, I have it.

MR. FRIEDMAN: You have to start by looking at Section 101, not 1.05. The two have got to be read together, and 101 indicates that JV merger shall be merged with and into Analysts. The separate corporate existence of JV merger shall there upon seize — Analysts shall be the surviving corporation in the merger sometimes referred to as surviving corporation. Then when you look at 1.05, that we were focussing on before, that says that all of the debts, liabilities and duties of Analysts and JV shall become the debts, liabilities and duties of the surviving corporation. In other words, Analysts.

THE COURT: Analysts.

MR. FRIEDMAN: The statement that in some way there is a much larger combination in newly formed businesses and that the whole combination is going to be liable form the debts and liabilities of Analysts, not only has zero support factually, but the actual operative document which I just read to your Honor indicates just the opposite.

Analysts is going to continue as a Minnesota corporation who’s stock is wholly owned by Computer Horizons. Computer Horizons is going to change its name to International Horizons Group, but that doesn’t effect the continuation of the new parent subsidiary relationship. So going back to Judge Cahn’s decision in Irving which is where we started, there is no collapsing of liabilities or assets for that matter into a single entity. There is no dissolution going on of Analysts and the de facto merger doctrine which is principally designed to protect claimants whose claims might disappear on the merger is not a concern because Analysts continues to exist with its assets and with its liabilities as well.

THE COURT: The chart that you provided of reverse triangular mergers, are there any mergers that are in that chart that resulted in the surviving or the remaining subsidiary, the new subsidiary becoming as is in these papers an equal partner if you will or equal with the original corporation. Does my question make any sense?

MR. FRIEDMAN: Yeah, I think I understand your question and I’ll try to answer

it. If the answer — if I’m answering the wrong question, your Honor will let me know, I’m sure. As I understand each of those transactions in that big appendix that we gave you, there are 17 New York corporations we brought to the your attention.

In each of those, the subsidiary, those are reverse triangular mergers. Going back to our situation, the third-party merges into the sub and survives as a separate wholly owned subsidiary of the parent. Just like ours.

THE COURT: You have in your filings talked about a merger of the, of Analysts with Computer. The file actually use those expressions. What do they mean if not a merger. They used the word merger.

MR. FRIEDMAN: Merger is a phrase which is, which has no legal significance, but which is frequently used to explain triangular mergers where both the parent and the third-party are roughly of the same size. It’s a, in the vernacular, those are referred to sometimes as mergers of equals, but in fact that’s not what is going on here. There is no merger of Analysts and Computer Horizons. There are good reasons why that’s not the case and why the triangular form of merger is used.

That’s something which is common to the securities industry.

THE COURT: In this particular transaction, Analysts is going to have members on Computer’s board. Analysts is going to have management responsibility in effect of Computer. How is this really different than a merger except for the fact that in a merger setting the liabilities would also be used. Is that the only piece that’s missing here that would make this a true merger.

MR. FRIEDMAN: No, but that’s the most important missing piece. That one for sure. What is also missing is a second piece not only do the liabilities, which are the rationale for effecting the merger, not only do the liabilities stay with Analysts as I just indicated by reading the merger agreement, but Analysts assets also stayed with Analysts. It’s not like the assets were being stripped and somehow transferred to defraud, delay or hinder creditors of Analysts.

That’s not happening as well and Analysts will continue its own operations, have its own offices, have its own employees, have its own retirement plan. Analysts is going to continue as a corporation separate and apart from Computer Horizons, albeit a wholly owned subsidiary, that’s why the de facto merger doctrine simply doesn’t apply here.

THE COURT: I don’t have any other questions.

MR. FRIEDMAN: Pardon?

THE COURT: I don’t have any other questions on this issue unless there’s something you want to say to me you think I should know.

MR. FRIEDMAN: If your Honor read the papers and by the way, I understood from your staff yesterday that you would have done that, you know what our arguments are in irreparable injury and balancing the arms and so forth. There are two things that do concern us and that is why they waited until the last moment to come in and make this argument. They’ve known about the merger since May 31st.

They’ve known that we believe a majority vote is required only because of the NASDAQ rules. They have submitted preliminary proxy statements to the SEC which are publicly available through the SEC’s data base which talks about the requirement of a majority vote. In none of their documents, in none of their conversations —

THE COURT: I’m sorry. I thought — I missed that. Where is that in your appendix?

MR. FRIEDMAN: It’s in our —

MR. RUBINSTEIN: I’ll concede that it says that, your Honor. That it does say that.

THE COURT: I would just like to see exactly how it says — what exhibit is it?

MR. RUBINSTEIN: It’s not our exhibit.

THE COURT: I’m sorry?

MR. PEARLSON: E and F, your Honor. The preliminary and definitive proxy.

MR. FRIEDMAN: This is, this also refers to — this is their brief. If your Honor would give me one moment. It’s also referred to in page 31 of our brief which has a factual recitation.

THE COURT: 31.

MR. FRIEDMAN: 31.

THE COURT: Where on 31?

MR. FRIEDMAN: If you go to the next page, it recites facts which are taken from the statement of facts and Mr. Cofield’s affidavit and for example on page ten of the Cofield affidavit which is paragraph 11 —

THE COURT: Just a second. Page ten?

MR. FRIEDMAN: Just a second. I just had it. Paragraph 19 and 20 of the Cofield affidavit. 18 and 19.

THE COURT: I have it here.

MR. FRIEDMAN: Of the Cofield affidavit. So for two-and-a-half months they’ve known about the fact that only a majority vote would be required for the stock issuance and it was only last Tuesday that they ran in here saying wait a second, no, we were wrong. It’s really two-thirds because this is really a de facto merger. Despite the fact that as the affidavit indicates, paragraphs 18 and 19, their own proxy statements the ones that were submitted and offered, their own proxy statements say it’s a majority vote. It doesn’t suggest it’s a two-thirds vote.

We think that this is clearly an example of laches. I brought your Honor’s attention in our brief to another case where somebody sought to enjoin a merger where the facts were essentially the same as ours except Showofer knew about it for a month whereby Crescendo knew about it for two-and-a-half months. In this jurisdiction, laches is a defense for application of the preliminary injunction. Part of the balancing —

THE COURT: That’s true.

MR. FRIEDMAN: To come in here at the last moment and have a hearing days before the meeting with a theory which seems to have been invented at the last moment, either to sway the vote, prevent the vote, keep the election in play, give Crescendo an opportunity to issue press releases, we suggest that makes this whole thing highly suspect and that that is a reason by itself to deny a preliminary injunction here in addition to, and I don’t want to beat a dead horse, saying not only is there little likelihood of success on the merits, but I would submit based on the law the cases, the authorities we’ve cited from several corporate treatises, there’s no chance of success on the merits arguing that this stock issuance that we’re talking about requires a two-thirds vote rather than a majority vote.

So I would finally conclude by submitting to your Honor there is, there is no basis here for a preliminary injunction. I looked at these papers and I thought this is a summary judgment case. We essentially agreed on the facts concerning the transaction. They’re in the papers I read your Honor from the merger agreement and this is a question of law and the cases the authorities and the business practices that are common in accesses and mergers clearly indicate that there is no basis here for the application of that doctrine.

THE COURT: Thank you. Mr. Rubinstein, did you want to respond to this issue?

MR. RUBINSTEIN: Yes, your Honor. I’ll try touching the points I didn’t address earlier. First, your Honor, with regard to Mr. Friedman indicating that we actually adopted the same standard for the vote as Computer Horizons set forth. Your Honor, in our proxy filings we don’t set the rules. Computer Horizons set the rules for what’s going to happen at these things and our proxy solicitation and proxy material we have to set forth what the rules are. That’s why we’re here, your Honor, because Computer Horizons is not playing by the rules.

We can’t put in our SEC filings the vote should be or the vote is going to be two-thirds. We don’t set the rules, the company does. They set those guidelines, they set those rules.

THE COURT: What’s the response to the argument that we’ve known about this for quite sometime and that you waited until the eve of the vote to make this application?

MR. RUBINSTEIN: First of all, your Honor, the Crescendo Partners Group wasn’t even formed until the end of July.

THE COURT: What’s the relevance of that because Crescendo was certainly, maybe the group wasn’t, but the people involved were shareholders and were well aware of what was happening.

MR. RUBINSTEIN: The relevance of that is the decision to go forward and solicit proxies against the merger was not even done until the end of July beginning of August, that’s when materials started going out.

We prepared the papers. We got them in almost a full two weeks before the vote and we’re not seeking to do anything to disrupt the vote, your Honor.

THE COURT: You just don’t want the vote to be in force, in effect.

MR. RUBINSTEIN: That’s not true.

THE COURT: You don’t have an objection to the vote, but if it turns out to be a majority less than two-thirds, you don’t want me to go forward with the transaction; is that correct?

MR. RUBINSTEIN: No, we’d like a determination to the BCL 903 application before anything else happens. We came in on August 22nd or 23rd. I don’t know the date it was actually signed, but we went through two or three judges before we’re here before you today, your Honor.

THE COURT: That I’m aware of. You went to Judge Cahn initially.

MR. RUBINSTEIN: I don’t have the date. I believe it was last Monday or Tuesday.

THE COURT: If I read your foot note to Page 3 correctly, it says the following Crescendo’s Partners does not seek to prevent the September 2nd special meeting of shareholders or the vote scheduled for that meeting. Rather Crescendo Partners seeks to prevent any action from being taken to consummate the proposed merger until the court can consider and decide the issue of shareholder approval.

Depending on the outcome of the vote at the special meeting, the part of the action and this motion relating to the vote on the proposed merger may be rendered moot. Isn’t that what I just asked you?

MR. RUBINSTEIN: That’s entirely correct, your Honor.

THE COURT: I’m sorry, I thought you said to me that’s not what you’re asking for.

MR. RUBINSTEIN: I’m sorry if I misunderstood. I thought you said when did I go before Judge Cahn, that’s what I was talking about.

THE COURT: NO, I’m sorry. Maybe —

MR. RUBINSTEIN: We’re missing each other, your Honor.

THE COURT: Maybe we’re ships in the night. My understanding that the relief you’re seeking is that, you don’t care whether the meeting goes forward, but you do care that if the meeting results — if the meeting results in a three quarter vote, the whole thing is moot — I mean two-thirds vote, the whole thing is moot from your perspective.

MR. RUBINSTEIN: Not definitely — let’s put it this way, if it’s under 50 percent, it’s moot. In New York you need two-thirds of the outstanding shares.

THE COURT: That’s your argument?

MR. RUBINSTETN: Yes, which is 30 million shares. Hypothetically 15 million get voted on September 2nd and they get 7 million and one vote, so they have more than 50 percent, but only 50 percent of the outstanding shares which is a possibility if that happens, I think we still have a life decision or life issue —

THE COURT: My question is a very simple one. The vote goes forward. If the result is a two-thirds vote in compliance with what you argue is the BCL, it becomes moot and this transaction will be accomplished; is that correct?

MR. RUBINSTEIN: Correct.

THE COURT: If the vote is under 50 percent, then it’s also moot because the transaction cannot be accomplished under Computer’s argument.

MR. RUBINSTEIN: Correct.

THE COURT: So what you’re asking me to do, if I understand it correctly, is if it fits within the zone that you consider to be the incorrect zone, it would require the certification of the merger to the Secretary of State of Minnesota and whatever follows from that until I decide whether a three quarter vote is required.

MR. RUBINSTEIN: That’s 100 percent correct, your Honor.

THE COURT: Just want to make sure we’re on the same page.

MR. RUBINSTEIN: Want to touch on a couple other points you touched on with Mr. Friedman, then I’ll sit down. The other cases you asked Mr. Friedman about, is there anything similar here? There isn’t. The cases he pulled out, they have nothing to do with what we’re dealing with here. We’re dealing with actual combination of the businesses here. Actual combination of what their calling the parent and Analysts.

Combination of boards, management, shareholders, ownership and business operations and business control and interest.

THE COURT: I come back to my question

that I asked you, I think almost immediately as the argument started, is where is there a, where is the liabilities of Analysts discharged in favor of Computer if this transaction is accomplished?

MR. RUBINSTEIN: I’ll start by saying this, your Honor. That factor which you put your finger on, looking into why that factor is considered in de facto merger cases that’s considered a successor liability in certain type situations, your Honor, that’s not what we’re talking about here. And like we said in our brief, the majority of cases in New York deal with successor liability where creditors and other people of interest come into court and say, wait a minute, they can’t do this because successor liability factors then the court specifically earmarks that particular provision for analysis.

In this situation, I’ll submit to the court that’s not even that relevant at all and to the extent it is relevant, I think looking to what’s actually happening here and the actual substance of what’s happening here, the liabilities of Analysts or whatever liabilities there currently are on the surviving corporation, I don’t think it can be said determinatively one way or another, we’ll stay with Analysts and not be consumed in whatever the other corporation is. I think there would be an excellent argument for any creditor or anyone of interest to come in and say International Horizons Group, whatever your name, maybe this merger you did, it was a sham and therefore the liabilities of Analysts are your liabilities. But I also proffer to the court that I don’t think in terms of the overall picture of the combination of businesses combination of the boards, the management, the interest, the shares being transferred all between Computer Horizons and Analysts, forget about the sub, it’s not even involved here.

All those factors deal with the likelihood of success on the merits that this is in fact a de facto merger.

THE COURT: Let’s turn before I take a short recess to the issue I didn’t deal with and that is the application of the 7803.

MR. RUBINSTEIN: Sure, your Honor.

THE COURT: Why wasn’t that subject as it should have been of a petition.

MR. RUBINSTEIN: I can make that easy for you, your Honor, because the day after we filed they conceded and set the record date to, that’s not an issue before the court today.

THE COURT: So I wasted my time reading the papers on that?

MR. RUBINSTEIN: I would have told you that yesterday, your Honor, but nobody was here to talk to.

THE COURT: Is there anything else you want to add?

MR. FRIEDMAN: If I could have 15 seconds and I promise I won’t take anymore than that.

THE COURT: I’m reminded of a story and I shouldn’t tell it, but I’m reminded of a story. I said recently to lawyers I would get something done as efficiently as I could. Lawyer said to me last time a judge said that, we’ve been waiting three years for the decision. So you can take 15 seconds.

MR. FRIEDMAN: Okay, go. Number one, they have not cited a case nor argued anywhere the de facto merger doctrine was applied to a reverse triangular merger.

THE COURT: I’m aware of that.

MR. FRIEDMAN: No. 2, according to the affidavit of the Mr. Cofield, Crescendo started buying shares on May 31st, the date the merger was announced. That’s not a coincidence. They brought 23,100 shares on May 31st and over the next several days, acquired a few hundred thousand shares. So this July date he’s talking about is irrelevant to the laches issue. That’s 15 seconds.

THE COURT: Thank you, sir.

MR. RUBINSTEIN: Your Honor, I’ll take ten seconds. As part of the de facto merger doctrine as well as a case we found —

THE COURT: Say again.

MR. RUBINSTEIN: Case called Applestein, New Jersey case that applied to the de facto merger doctrine and the case we found this morning, your Honor, Kansas City Power Light also applied in 1996 —

THE COURT: Do you have a copy of that?

MR. RUBINSTEIN: Sure.

THE COURT: Give a copy to Mr. Friedman.

MR. RUBINSTEIN: Also apply that doctrine, your Honor. It’s a well accepted doctrine; however, the application is specific to the facts of the transaction as Judge Cahn specifically said in his decision.

THE COURT: Let me take a very brief recess, please.

(Jury is excused.)

(Whereupon a recess was taken.)

THE COURT: Counsel, what I would like to do is as follows: I want to consider the arguments today because I think they’ve been helpful and I’ll look at the cases you cited and I want myself to continue reviewing the papers.

I have an idea where I’ll probably come out, but I think it would be inappropriate for me to say that at this point. So the election is scheduled for Friday. I’m confident I’ll have a decision by Tuesday or Wednesday for you. So what I would like you to do then is just call my chambers, if we don’t get a decision before the results are certified then call us and at the most, I’ll take it within 24 hours.

So I’m not issuing a TRO. I’m not denying a TRO. I’m giving myself the luxury of time to think it through based on today’s arguments. That’s how I intend to proceed; unless, somebody has any objection in which I just presented. Mr. Friedman, any difficulty with what I just suggested?

MR. FRIEDMAN: No.

THE COURT: I assume then you’ll represent to me no action will be taken until, you’ll notify us as soon as the results are received or certified, if you haven’t gotten a decision before then?

MR. FRIEDMAN: Mr. Pearlson or I will notify you of the results as soon as we know.

THE COURT: Okay. Mr. Rubinstein, anything else?

MR. RUBINSTEIN: That’s fine, your

Honor. I’ll be out of the country, but Mr. Fleming will be in the office.

THE COURT: Okay. Thank you, counsel.

MR. FLEMING: Thank you very much, your Honor.

THE COURT: Thank you.

(Whereupon, at this time, the proceedings were concluded.)

C E R T I F I C A T E

I do hereby certify that the foregoing taken at the time and place aforesaid, is a true and correct transcription of my shorthand notes.

JOHN PHELPS, CSR, RPR, CRR

Market Analysis
for Select Executive Officers
Hewitt Associates LLC
Computer
Horizons Corp.

June 14, 2004

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Computer Horizons Corp.—Analysis of the Estimated Market Value of Cash and Equity-Based Compensation for Select Executive Officers

Introduction

This report summarizes the results of our analysis of the estimated market value of total annual cash and equity-based compensation for the Chief Executive Officer and Chief Financial Officer of Computer Horizons Corp.

Methodology

Cash Compensation

To derive the estimated cash market values, salary and bonus information for the CEO and CFO positions as reported in the most recent proxy statement for a specific peer group of 10 companies was analyzed.

•        Analysts International

•        Ciber Inc

•        Computer Task Group

•        Cotelligent

•        Covansys

•        iGate Capital

•        Intelligent System

•        Keane Inc.

•        MPS Group

•        Sapient Co.

Equity-Based Compensation

We examined the last three years of equity grants for these same 10 companies as disclosed in the most recent proxy statement. To facilitate comparison, the value of any restricted stock award was calculated as the face value of the award, while the value of any stock option grant was derived using the Black-Scholes Option Pricing Model. This approach estimates the value of an equity award as opposed to realized gains and, therefore, is able to separate an opportunity from realized performance. Moreover, this method attempts to value the underlying instrument as the capital markets would if it were traded on a public exchange. Ultimately, Black-Scholes Option Pricing Model is most valuable in its ability to facilitate comparisons across companies. As long as each company is subjected to the same methodology, the comparison across companies is made possible and useful.

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Summary of Results

Base Salary

The average, median, and 75th percentile salaries for the peer companies are summarized below.

Peer Group

Position	Average	Median	75th %ile

CEO	$374.7	$420.2	$490.0
CFO	$249.9	$254.8	$296.3

Computer Horizons

Position	2003 CHC	CHC +/- Average	CHC +/- Median

CEO	$290.0	-23%	-31%
CFO	$150.0	-40%	-41%

Computer Horizons’ CEO has base pay that is 23 percent below the peer group average and 31 percent below the median, while the CFO is approximately 40 percent below both the average and median.

Annual Bonus

The average, median, and 75th percentile bonuses for the peer companies are summarized below.

Peer Group

Position	Average	Median	75th %ile

CEO	$255.0	$139.5	$484.4
CFO	$99.8	$50.7	$83.0

Computer Horizons

Position	2003 CHC	CHC +/- Average	CHC +/- Median

CEO	$75.0	-71%	-46%
CFO	$40.0	-60%	-21%

It is important to note that among the 10 companies in the peer group, four reported zero bonuses for the CEO and four reported zero bonuses for the CFO position. Computer Horizons’ CEO and CFO are below both the average and median.

Target Bonus Opportunity

Most companies offer a target bonus opportunity, the earning of which is contingent upon the attainment of preestablished performance goals as of the beginning of the operating year. The median target bonus opportunity for 2003, expressed as a percentage of base salary, was 70 percent for a CEO and 50 percent for a CFO. This data was derived from a private survey and reflects general industry. Proxies do not report target bonus opportunities.

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Cash Compensation Observations and Potential Actions

Assessing the appropriate competitive posture requires context. First and foremost is the need to consider the Company’s overriding pay philosophy and the likely philosophy of the comparator group. An evaluation of what Computer Horizons’ desired competitive posture has been, and perhaps more importantly, what it wants its competitive posture to be with regard to both the level and mix of pay ought to play a significant role in determining adjustments for 2004 and beyond.

Base Salaries

Comparative assessments of base salary levels—beyond the philosophical considerations discussed above—requires consideration of other individual-specific facts, including:

•        Experience;

•        Whether an incumbent was a recent recruit;

•        Contribution;

•        Organizational structure and internal equity;

•        Future potential; and

•        Retention concerns.

Annual Incentives

It is important to separate annual incentive opportunities from realized results. The most recent cash bonuses for the peer group of companies apparently reflected performance that was generally “below expectations.” This is made evident by the fact that the average target bonus percentage for these two roles (70% for the CEO and 50% for the CFO) are notably above the actual bonuses paid. As a percentage of salary, peer CEOs received approximately 29 to 53 percent in bonus (the median and average, respectively), while the typical CFO received about 18 to 30 percent in bonus.

Impact on Computer Horizons

Accordingly, it is important for Computer Horizons to assess the performance of the Company against any preestablished performance objectives that might have existed as of the beginning of the year in assessing an appropriate bonus for a given operating year. Moreover, it is also important that the Company consider the target opportunities afforded each of these positions and whether those target opportunities are in line with the desired compensation philosophy and competitive positioning going forward.

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For senior officers in particular, performance requirements are dominated, if not solely based on, specific financial objectives. To facilitate the greatest connection with the creation of long-term shareholder value the best programs accent:

•        Return on capital (or operating margins in noncapital intensive businesses), with explicit or implicit consideration for the cost of equity and debt capital; and

•        Growth.

Computer Horizons should evaluate its programs for consistency with the “best practice” in the marketplace.

Long-Term Incentive Compensation

Equity-based pay, especially in the high-technology “space” has been by far the most prominent component of the reward structure for officers and managers. However, with companies refining their long-term incentive programs in response to the coming changes in the rules governing accounting for equity-based compensation, there is considerable variation in practices.

The table below summarizes the average annual value of equity grants (using the Black-Scholes methodology discussed previously to value options and face value for restricted stock) made over the last three years to the CEO and CFO for the peer group of companies.

Note that, for the CFO, three companies had incumbents that were not in the top five for one or two of the prior three years. There was not enough data to value the prior years’ grants for these individuals, therefore, a two-year average or only the most recent year’s grant was utilized.

Equity Opportunities Among Peer Group

Position	Low	Average	Median	High

CEO	$0.0	$822.2	$341.3	$2,303.4
CFO	$11.4	$237.1	$94.9	$1,322.5

Note that two of the 10 peer companies did not make any long-term incentive grants to the CEO, while all companies made grants to the CFO. Excluding the zero grants results in the following revised data.

Equity Opportunities Among Peer Group—Excluding Zeros

Position	Average	Median

CEO	$1,027.7	$911.7
CFO	$237.1	$94.9

Grant Date Present Value of Computer Horizons’ 2003 Stock Option Grant(1)

CEO	CFO

$203.5	$175.4

(1)Based on Black-Scholes option pricing model.

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Computer Horizons’ CEO is 40 percent below the median equity value including zeros and 78 percent below the median excluding zeros. The CFO is 85 percent above the median.

The peer group long-term incentive data may be understated because we used a three-year average to try to smooth large, exceptional, or recruiting grants. Accordingly the value of some of the larger and more recent grants are somewhat suppressed. Alternatively, several firms provided little or no equity in the last three years to one or both of these positions likely reflecting earlier large grants, “founder” status, or a shift in philosophy. Those whom are founders of a company frequently are not provided significant ongoing equity grants, if any at all, since their interests are already firmly aligned with shareholders and additional incentives are not needed.

Concluding Remarks

In analyzing Computer Horizons’ CEO and CFO against proxy data of the 10-company peer group, the CEO is 49 percent below the median total compensation (cash plus long-term incentives), which reflects below-median cash and long-term incentive values. The CFO is 14 percent below the median total compensation due to below-median cash compensation.

Several topics that ought to be considered by the Compensation Committee and/or Board of Directors now in its assessment of the CEO and CFO compensation levels are:

1.               Preferred compensation philosophy, i.e., the mix of cash and equity-based pay;

2.               Affirmation or adjustments to companies comprising the peer group because the current group is relatively small;

3.               Evaluation of annual usage of equity (i.e., stock option “run rate” or, options granted ÷ common shares outstanding) and aggregate potential dilution to ensure affordable and acceptable levels of dilution; and

4.               Long-term incentive strategy in light of changing accounting rules.

By considering these items, the direction of adjustments to base salary, appropriate annual incentive amounts, and stock option grants to the CEO and CFO will likely become more clear.

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